Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2018 and for the six and three-month period ended as of that date, presented comparatively.

Legal information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year N°: 86, beginning on July 1, 2018

Legal address: Moreno 877, 23rd floor – Autonomous City of Buenos Aires, Argentina

Company activity: Real estate, agricultural, commercial and financial activities

Date of registration of the by-laws in the Public Registry of Commerce: February 19, 1937

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: October 31, 2014 and its reinstatement on November 14, 2014

Expiration of Company charter: June 6, 2082

Registration number with the Supervisory Board of Companies: 26, folio 2, book 45, Stock Companies

Stock: 501,642,804 common shares

Common stock subscribed, issued and paid up nominal value (millions of Ps.): 502

Parent Companies: Inversiones Financieras del Sur S.A. and Agroinvestment S.A.

Legal addresses: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay (IFISA) - Cambara 1620, 2nd floor, office 202, Carrasco, 11000 Montevideo, Uruguay (Agroinvesment S.A.)

Parent companies' activity: Investment

Direct ownership interest: 174,173,103 shares

Voting stock (direct and indirect equity interest): 36.38% (*)

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in, nominal value (millions of Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,642,804 (**)	502

(*) For computation purposes, treasury shares have been subtracted.
(**) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Glossary of terms

The following are not technical definitions but help the reader to understand certain terms used in the wording of the notes to the Group’s Financial Statements.

Terms	Definitions
Acres	Agropecuaria Acres del Sud S.A.
Adama	Adama Agricultural Solutions Ltd.
Agropecuarias SC	Agropecuarias Santa Cruz de la Sierra S.A.
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
Brasilagro	Brasilagro-Companhia Brasileira de Propriedades Agrícolas
CAMSA	Consultores Assets Management S.A.
Carnes Pampeanas	Sociedad Anónima Carnes Pampeanas S.A.
Cellcom	Cellcom Israel Ltd.
Clal	Clal Holdings Insurance Enterprises Ltd.
CNV	National Securities Commission
CODM	Chief operating decision maker
Condor	Condor Hospitality Trust Inc.
Cresud, “the Company”, “us”	Cresud S.A.C.I.F. y A.
DIC	Discount Investment Corporation Ltd.
DN B.V.	Dolphin Netherlands B.V.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2018
Efanur	Efanur S.A.
ETH	C.A.A. Extra Holdings Ltd.
CPF	Collective Promotion Funds
IASB	International Accounting Standards Board
IDB Tourism	IDB Tourism (2009) Ltd.
IDBD	IDB Development Corporation Ltd.
IFISA	Inversiones Financieras del Sur S.A.
HASA	Hoteles Argentinos S.A.
IRSA	IRSA Inversiones y Representaciones S.A.
IRSA CP	IRSA Propiedades Comerciales S.A.
Israir	Israir Airlines & Tourism Ltd.
LRSA	La Rural S.A.
Metropolitan	Metropolitan 885 Third Avenue Leasehold LLC
MPIT	Minimum Presummed Income Tax
New Lipstick	New Lipstick LLC
NFSA	Nuevas Fronteras S.A.
IAS	International Accounting Standards
IFRS	International Financial Reporting Standard
NIS	New Israeli Shekel
NPSF	Nuevo Puerto Santa Fe S.A.
OASA	OGDEN Argentina S.A.
Ombú	Ombú Agropecuaria S.A.
NCN	Non-convertible notes
PBC	Property & Building Corporation Ltd.
PBEL	PBEL Real Estate Ltd.
Quality	Quality Invest S.A.
Shufersal	Shufersal Ltd.
Tarshop	Tarshop S.A.
Tarshop	Tarshop S.A.
Tyrus	Tyrus S.A.
Yuchan	Yuchán Agropecuaria S.A.
Yatay	Yatay Agropecuaria S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2018 and June 30, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
	Note	12.31.18	06.30.18
ASSETS
Non-current assets
Investment properties	8	206,275	208,494
Property, plant and equipment	9	31,449	29,853
Trading properties	10	4,494	8,487
Intangible assets	11	15,614	16,050
Biological assets	12	1,056	1,154
Other assets		50	241
Investment in associates and joint ventures	7	28,584	33,361
Deferred income tax assets	21	1,437	1,498
Income tax and MPIT credits		467	577
Restricted assets	14	4,005	2,776
Trade and other receivables	15	12,920	11,637
Investment in financial assets	14	2,100	2,187
Financial assets held for sale	14	8,927	9,928
Derivative financial instruments	14	5	38
Total non-current assets		317,383	326,281
Current assets
Trading properties	10	2,871	4,175
Biological assets	12	2,632	1,164
Inventories	13	2,606	3,009
Restricted assets	14	3,969	5,415
Income tax and MPIT credits		406	510
Financial assets held for sale	31	7,800	6,618
Groups of assets held for sale	15	22,389	21,941
Investment in financial assets	14	33,476	32,676
Trade and other receivables	14	7,206	5,693
Derivative financial instruments	14	206	198
Cash and cash equivalents	14	54,729	49,268
Total current assets		138,290	130,667
TOTAL ASSETS		455,673	456,948
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)		26,602	30,525
Non-controlling interest		68,795	70,638
TOTAL SHAREHOLDERS' EQUITY		95,397	101,163
LIABILITIES
Non-current liabilities
Trade and other payables	20	239,632	238,963
Income tax and minimum presumed income tax liabilities	21	32,411	34,378
Borrowings	17	2,345	4,724
Deferred income tax liabilities	18	5,065	4,547
Derivative financial instruments		131	140
Payroll and social security liabilities		1	-
Provisions	14	367	51
Employee benefits		103	97
Total non-current liabilities		280,055	282,900
Current liabilities
Trade and other payables	17	18,786	22,964
Income tax and minimum presumed income tax liabilities	20	52,596	40,897
Payroll and social security liabilities	18	1,354	1,350
Borrowings	31	4,589	4,134
Derivative financial instruments		1,983	2,382
Provisions		606	758
Group of liabilities held for sale	14	307	400
Total Current liabilities		80,221	72,885
TOTAL LIABILITIES		360,276	355,785
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		455,673	456,948

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	arcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2018 and 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.18	12.31.17	12.31.18	12.31.17
Revenues	22	33,103	28,238	17,398	15,395
Costs	23	(20,739)	(17,275)	(12,289)	(9,513)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		461	172	(52)	106
Changes in the net realizable value of agricultural products after harvest		34	81	(444)	26
Gross profit		12,859	11,216	4,613	6,014
Net gain from fair value adjustment of investment properties		(5,519)	10,336	(13,780)	8,316
Gain from disposal of farmlands		53	-	52	-
General and administrative expenses	24	(3,590)	(3,105)	(1,283)	(1,708)
Selling expenses	24	(3,915)	(3,785)	(1,213)	(2,044)
Other operating results, net	25	521	1,106	(190)	941
Management fees		-	(785)	356	(739)
Profit / (Loss) from operations		409	14,983	(11,445)	10,780
Share of profit of associates and joint ventures	7	(717)	78	204	(533)
(Loss) / profit before financial results and income tax		(308)	15,061	(11,241)	10,247
Finance income	26	1,252	702	(742)	274
Finance cost	26	(10,348)	(9,928)	6,988	(3,171)
Other financial results	26	1,273	1,042	(7,958)	562
Inflation adjustment	26	(127)	(21)	373	(349)
Financial results, net	26	(7,950)	(8,205)	(1,339)	(2,684)
(Loss) / Profit before income tax		(8,258)	6,856	(12,580)	7,563
Income tax	21	1,921	3,327	3,258	4,874
(Loss) / Profit for the period from continuing operations		(6,337)	10,183	(9,322)	12,437
Profit for the period from discontinued operations	32	717	1,291	789	763
(Loss) / Profit for the period		(5,620)	11,474	(8,533)	13,200

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment		782	(3,931)	(22,734)	(3,622)
Change in the fair value of hedging instruments net of income taxes		28	-	27	-
Items that may not be reclassified subsequently to profit or loss:
Revaluation of fixed assets transferred to investment properties		573	-	-	-
Other comprehensive income from subsidiary		334	-	-	-
Actuarial loss from defined benefit plans		-	(72)	-	(72)
Other comprehensive income / (loss) for the period from continuing operations		1,717	(4,003)	(22,707)	(3,694)
Other comprehensive income for the period from discontinued operations		16	399	(981)	399
Total other comprehensive income / (loss) for the period		1,733	(3,604)	(23,688)	(3,295)
Total comprehensive (loss) / income for the period		(3,887)	7,870	(32,221)	9,905
Total comprehensive (loss) / income from continuing operations		(4,620)	6,180	(32,573)	9,059
Total comprehensive income from discontinued operations		733	1,690	352	846
Total comprehensive (loss) / income from the period		(3,887)	7,870	(32,221)	9,905
(Loss) / profit for the period attributable to:
Equity holders of the parent		(3,925)	5,354	(3,571)	5,787
Non-controlling interest		(1,695)	6,120	(4,962)	7,413
(Loss) / profit from continuing operations attributable to:
Equity holders of the parent		(4,393)	4,924	223	(3,581)
Non-controlling interest		(1,944)	5,259	(9,545)	16,018
Total comprehensive (Loss) / income attributable to:
Equity holders of the parent		(3,424)	4,676	(4,164)	(24,937)
Non-controlling interest		(463)	3,194	(28,057)	34,842
(Loss) / profit for the period per share attributable to equity holders of the parent:
Basic		(8.077)	10.723	(7.348)	11.520
Diluted		(8.077)	10.673	(7.348)	11.466
(Loss) / profit per share from continuing operations attributable to equity holders of the parent:
Basic		(9.040)	9.862	0.459	4.983
Diluted		(9.010)	9.816	(7.062)	4.960

The accompanying notes are an integral part of these Financial Statements.
(Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2018
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of June 30, 2018	482	20	5,396	6,072	53	213	2,969	4,367	10,953	30,525	70,638	101,163
Adjustments previous periods (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(121)	(121)	(70)	(191)
Adjusted balance as of June 30, 2018	482	20	5,396	6,072	53	213	2,969	4,367	10,832	30,404	70,568	100,972
Loss for the period	-	-	-	-	-	-	-	-	(3,925)	(3,925)	(1,695)	(5,620)
Other comprehensive income for the period	-	-	-	-	-	-	-	501	-	501	1,232	1,733
Total comprehensive loss for the period	-	-	-	-	-	-	-	501	(3,925)	(3,424)	(463)	(3,887)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 29, 2018
- Results distribution	-	-	-	-	-	-	-	18,650	(18,650)	-	-	-
- Treasury shares distribution	21	(21)	-	-	-	-	-	-	-	-	-	-
Reversal by sale of investment properties	-	-	-	-	-	-	-	(21)	21	-	-	-
Reserve for share-based payments	-	-	-	-	-	-	-	4	-	4	24	28
Acquisition of treasury stock	(6)	6	-	-	-	-	-	(283)	-	(283)	-	(283)
Changes in non-controlling interest	-	-	-	-	-	-	-	(99)	-	(99)	(333)	(432)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(986)	(986)
Capitalized contributions	-	-	-	-	-	-	-	-	-	-	(6)	(6)
Incorporation by business combination	-	-	-	-	-	-	-	-	-	-	(9)	(9)
Balance as of December 31, 2018	497	5	5,396	6,072	53	213	2,969	23,119	(11,722)	26,602	68,795	95,397

(i)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 18 to the Annual Financial Statements.
(ii)
Related to CNV General Resolution N° 609/12.
(iii)
Group’s other reserves for the period ended December 31, 2018 are comprised as follows:

	Cost of treasury shares	Changes in non-controlling interest	Revaluation surplus	Reserve for currency translation adjustment	Reserve shared-based compensation	Special reserve	Reserve for defined benefit plans	Other comprehensive results from subsidiaries	Other reserves from subsidiaries	Reserve for the acquisition of securities issued by the Company	Total other reserves
Balance as of June 30, 2018	(1,098)	(1,149)	107	3,937	100	2,263	(87)	206	38	50	4,367
Other comprehensive income for the period	-	-	334	167	-	-	-	-	-	-	501
Total comprehensive profit for the period	-	-	334	167	-	-	-	-	-	-	501
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 29, 2018
- Results distribution	-	-	-	-	-	18,650	-	-	-	-	18,650
- Treasury shares distribution	849	-	-	-	-	(849)	-	-	-	-	-
Reversal by sale of investment properties	-	-	(21)	-	-	-	-	-	-	-	(21)
Reserve for share-based payments	-	-	-	-	-	-	-	4	-	-	4
Acquisition of treasury stock	(283)	-	-	-	-	-	-	-	-	-	(283)
Changes in non-controlling interest	-	(99)	-	-	-	-	-	-	-	-	(99)
Balance as of December 31, 2018	(532)	(1,248)	420	4,104	100	20,064	(87)	210	38	50	23,119

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve (ii)	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders' equity
Balance as of July 1, 2017	499	2	5,396	6,072	52	163	2,969	4,932	10,315	30,400	56,094	86,494
Profit for the period	-	-	-	-	-	-	-	-	5,354	5,354	6,120	11,474
Other comprehensive loss for the period	-	-	-	-	-	-	-	(678)	-	(678)	(2,926)	(3,604)
Total comprehensive profit for the period	-	-	-	-	-	-	-	(678)	5,354	4,676	3,194	7,870
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31, 2017
- Legal reserve	-	-	-	-	-	51	-	-	(51)	-	-	-
- Cash dividends	-	-	-	-	-	-	-	2,263	(2,263)	-	-	-
- Reserve for new developments	-	-	-	-	-	-	-	-	(611)	(611)	-	(611)
Cash dividends distribution	-	-	-	-	-	-	-	-	-	-	3,327	3,327
Changes in non-controlling interest	-	-	-	-	-	-	-	(1,944)	-	(1,944)	65	(1,879)
Equity incentive plan granted	-	-	-	-	-	-	-	3	-	3	3	6
Share of changes in subsidiaries' equity	-	-	-	-	-	-	-	-	-	-	(155)	(155)
Dividends distribution to non-controlling interest	-	-	-	-	-	-	-	-	-	-	(814)	(814)
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	-	-	15	15
Issuance of capital	-	-	-	-	-	-	-	-	-	-	3	3
Balance as of December 31, 2017	499	2	5,396	6,072	52	214	2,969	4,576	12,744	32,524	61,732	94,256

(i)
Includes Ps. 1 of Inflation adjustment of treasury shares. See Note 16 to the Annual Financial Statements.
(ii)
Related to CNV General Resolution N° 609/12.
(iii)
Group’s other reserves for the period ended December 31, 2017 are comprised as follows:

	Cost of treasury shares	Special reserve	Reserve for the acquisition of securities issued by the Company	Changes in non-controlling interest	Reserve shared-based compensation	Other reserves from subsidiaries	Other comprehensive income / (loss) from subsidiaries	Reserve for currency translation adjustment	Total other reserves
Balance as of June 30, 2017	(80)	-	50	475	275	8	45	4,159	4,932
Other comprehensive income for the period	-	-	-	-	-	-	(76)	(602)	(678)
Total comprehensive profit for the period	-	-	-	-	-	-	(76)	(602)	(678)
As resolved by Ordinary and Extraordinary Shareholders' Meeting held on October 31, 2017
- Reserve for new developments	-	2,263	-	-	-	-	-	-	2,263
Changes in non-controlling interest	-	-	-	(1,944)	-	-	-	-	(1,944)
Reserve for share-based payments	-	-	-	-	3	-	-	-	3
Balance as of December 31, 2017	(80)	2,263	50	(1,469)	278	8	(31)	3,557	4,576

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2018 and 2017
(All amounts in millions, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.18	12.31.17
Operating activities:
Net cash generated from operating activities before income tax paid	16	5,081	6,479
Income tax paid		(499)	(263)
Net cash generated from continuing operating activities		4,582	6,216
Net cash generated from discontinued operating activities		678	4,230
Net cash generated from operating activities		5,260	10,446
Investing activities:
Decrease of interest in associates and joint ventures		(216)	-
Capital contributions to associates and joint ventures		182	46
Acquisition, improvements and advance payments for the development of investment properties		(2,571)	(1,901)
Payment for acquisition of non-controlling interest		(227)	-
Proceeds from sales of investment properties		210	390
Acquisitions and improvements of property, plant and equipment		(1,992)	(1,753)
Advance payments		(21)	(237)
Acquisition of intangible assets		(1,065)	(543)
Proceeds from sales of property, plant and equipment		13	13
Acquisitions of subsidiaries, net of cash acquired		(39)	-
Net increase of restricted deposits		(414)	(964)
Dividends collected from associates and joint ventures		169	1,398
Proceeds from sales of interest held in associates and joint ventures		4,746	78
Proceeds from loans granted		68	846
Acquisitions of investments in financial assets		(18,600)	(22,981)
Proceeds from disposal of investments in financial assets		19,528	14,432
Dividends received		43	117
Loans granted to related parties		23	(541)
Loans granted		-	(141)
Decrease in securities		-	50
Proceeds from sales of farmlands		-	10
Advanced proceeds from sales of farmlands		-	117
Cash incorporated by business combination, net of cash paid		-	(1,123)
Proceeds from liquidation of associate		-	104
Net cash used in continuing investing activities		(169)	(12,583)
Net cash used in discontinued investing activities		(22)	(1,343)
Net cash used in investing activities		(191)	(13,926)
Financing activities:
Borrowings and issuance of non-convertible notes		27,364	23,360
Payment of borrowings and non-convertible notes		(16,229)	(11,755)
Obtaining (Payment) of short term loans, net		1,027	(6)
Interest paid		(5,840)	(4,272)
Repurchase of own shares		(283)	-
Repurchase of non-convertible notes		(1,966)	(6)
Capital contributions from non-controlling interest in subsidiaries		94	247
Acquisition of non-controlling interest in subsidiaries		(1,120)	(4)
Proceeds from sales of non-controlling interest in subsidiaries		5	5,010
Loans received from associates and joint ventures, net		52	-
Payment of borrowings to related parties		(1)	-
Dividends paid		(323)	(3,026)
Dividends paid to non-controlling interest in subsidiaries		(299)	(141)
Proceeds from derivative financial instruments, net		145	169
Payment of seller financing		(2)	(62)
Net cash generated from continuing financing activities		2,624	9,514
Net cash (used in) generated from discontinued financing activities		(28)	2,231
Net cash generated from financing activities		2,596	11,745
Net increase in cash and cash equivalents from continuing activities		7,037	3,147
Net increase in cash and cash equivalents from discontinued activities		628	5,118
Net increase in cash and cash equivalents		7,665	8,265
Cash and cash equivalents at beginning of the period	14	49,268	41,856
Cash and cash equivalents reclassified to held for sale		(634)	(104)
Foreign exchange gain on cash and changes in fair value of cash equivalents		(1,576)	71
Foreign exchange gain on cash and changes in fair value of cash equivalents		6	(5,695)
Cash and cash equivalents at the end of the period		54,729	44,393

The accompanying notes are an integral part of these Financial Statements.

PRICE WATERHOUSE & CO. S.R.L. (Socio)))
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Mariano C. Tomatis Contador Público (UBA) C.P.C.E.C.A.B.A. T° 241 F° 118	Marcelo H. Fuxman Síndico Titular Por Comisión Fiscalizadora	Alejandro G. Elsztain Vicepresident II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to Consolidated Financial Statements
(Amounts in millions, except otherwise indicated)

1.
The Group’s business and general information

Cresud was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA, a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s direct principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group.

Main shareholders of the Company are jointly Inversiones Financieras del Sur S.A. and Agroinvestment S.A. Both entities are companies incorporated in Uruguay and belong to the same controlling group and ultimate beneficiary.

The Board of Directors has approved these Financial Statements for issuance on March 1, 2019.

As of December 31, 2018, the Group operates in two major lines of business: (i) agricultural business and (ii) urban properties and investments business, which is divided into two operations centers: (a) Operations Center in Argentina and (b) Operations Center in Israel. They are developed through several operating companies and the main ones are listed below:

(i)
Corresponds to Group’s associates, which are hence excluded from consolidation.
(ii)
The comparative results are included in discontinued operations, due to the loss of control in June 2018 (see Note 4.(l) to the Annual Financial Statements).
(iii)
Disclosed as financial assets held for sale.
(iv)
Assets and liabilities are disclosed as held for sale and the results as discontinued operations.
(v)
See Note 4 to the Annual Financial Statements for more information about the change within the Operations Center in Israel.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.
Summary of significant accounting policies

2.1.
Basis of preparation

The CNV, in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt IFRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these financial statements, the Group has made use of the option provided by IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2018.

The management of the Group has prepared these financial statements in accordance with the accounting principles established by the CNV, which are based on the application of IFRS, in particular of IAS 34.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of General Resolution N° 622/13 has been included. This information is included in a note to these financial statements.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

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C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The principal inflation adjustment procedures are the following:

-
Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
-
Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
-
All items in the statement of income are restated applying the relevant conversion factors.
-
The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, nets, in the item “Inflation adjustment”.
-
Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:
-
Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.The resulting amount was included in the “Capital adjustment” account.
-
The translation differences was restated to reflect the real terms.
-
Other comprehensive income / (loss) was restated as from each accounting allocation.
-
The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

2.2
Accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2.2 to those Financial Statements except for what it’s mentioned in Note 2.1 to the present Financial Statements.

As described in Note 2.2 to the Annual Financial Statements, the Group adopted IFRS 15 “Revenues from contracts with customers” and IFRS 9 “Financial instruments” in the present fiscal year using the cumulative effect approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning of the period, and the comparative figures have not been modified due to this adoption.

The main changes are the following:

●
IFRS 15: Revenues from contracts with customers

The standard introduces a new five-step model for recognizing revenue from contracts with customers:
1)
Identifying the contract with the customer.
2)
Identifying separate performance obligations in the contract.
3)
Determining the transaction price.
4)
Allocating the transaction price to separate performance obligations.
5)
Recognizing revenue when the performance obligations are satisfied.

●
IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for receivables or other assets not measured at fair value. The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an allowance for impairment will be recorded in the amount of expected credit losses resulting from the possible non- compliance events within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase, and the amount of the expected losses should be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new liability, the new cash flows must be discounted at the original effective interest rate, recording the impact of the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability in net income.

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The effect on the income statement for the six-month period ended December 31, 2018 for the first implementation of IFRS 15 is as follows:

	Six months
	12.31.18
	According to previous standards	Implementation of IFRS 15	Current statement of income
Revenues	33,352	(249)	33,103
Costs	(20,941)	202	(20,739)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	461	-	461
Changes in the net realizable value of agricultural products after harvest	34	-	34
Gross profit	12,906	(47)	12,859
Net gain from fair value adjustment of investment properties	(5,519)	-	(5,519)
Gain from disposal of farmlands	53	-	53
General and administrative expenses	(3,590)	-	(3,590)
Selling expenses	(4,428)	513	(3,915)
Other operating results, net	521	-	521
Management fees	-	-	-
Profit from operations	(57)	466	409
Share of profit of associates and joint ventures	(787)	70	(717)
Profit from operations before financing and taxation	(844)	536	(308)
Finance income	1,252	-	1,252
Finance cost	(10,365)	17	(10,348)
Other financial results	1,273	-	1,273
Inflation adjustment	(127)	-	(127)
Financial results, net	(7,967)	17	(7,950)
Income before income tax	(8,811)	553	(8,258)
Income tax	2,034	(113)	1,921
Income for the period from continuing operations	(6,777)	440	(6,337)
Loss for the period from discontinued operations	717	-	717
Profit for the period	(6,060)	440	(5,620)

The effect on the retained earnings as of July 1, 2018 for the first implementation of IFRS 9 and 15 is as follows:

	07.01.18
	Implementation of IFRS 15	Implementation of IFRS 9	Total
ASSETS
Non-current assets
Trading properties	(3,869)	-	(3,869)
Investment in associates and joint ventures	142	(232)	(90)
Deferred income tax assets	(205)	-	(205)
Trade and other receivables	634	(90)	544
Total non-current assets	(3,298)	(322)	(3,620)
Current assets
Trading properties	(935)	-	(935)
Groups of assets held for sale	372	58	430
Total current assets	(563)	58	(505)
TOTAL ASSETS	(3,861)	(264)	(4,125)
SHAREHOLDERS’ EQUITY
Shareholders' equity (according to corresponding statement)	81	(202)	(121)
Non-controlling interest	212	(282)	(70)
TOTAL SHAREHOLDERS' EQUITY	293	(484)	(191)
LIABILITIES
Non-current liabilities
Trade and other payables	-	251	251
Income tax and minimum presumed income tax liabilities	(51)	(101)	(152)
Borrowings	(1,719)	-	(1,719)
Total non-current liabilities	(1,770)	150	(1,620)
Current liabilities
Trade and other payables	(2,384)	-	(2,384)
Income tax and minimum presumed income tax liabilities	-	70	70
Total Current liabilities	(2,384)	70	(2,314)
TOTAL LIABILITIES	(4,154)	220	(3,934)
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	(3,861)	(264)	(4,125)

2.3
Comparability of information

Balance items as of June 30, 2018 and December 31, 2017 presented in these Financial Statements for comparative purposes arise from the financial statements as of and for such period, restated in accordance with IAS 29. Certain items from prior periods have been reclassified for consistency purposes regarding the loss of control in Shufersal. See note 4.(l) to Annual Financial Statements.

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C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

2.4
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

3.
Seasonal effects on operations

Agricultural business

              Some of the Group’s businesses are more affected by seasonal effects than others. The operations of the Group’s agricultural business are subject to seasonal effects. The harvests and sale of grains in Argentina generally take place each year since March in the case of corn and soybean, since October in the case of wheat, and since December in the case of sunflower. In Brazil, the harvest and sale of soybean take place since February, and in the case of corn weather conditions make it possible to have two seasons, therefore the harvest take place between March and July. In Bolivia, weather conditions also make it possible to have two soybean, corn and sorghum seasons and, therefore, these crops are harvested in July and May, whereas wheat is harvested in August and September, respectively. In the case of sugarcane, harvest and sale take place between April and November of each year. Other segments of the agricultural business, such as beef cattle production tend to be more stable. However, beef cattle production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

Urban properties and investments business

Operations Center in Argentina

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period ranging between July and December, compared to the period between January and June.

Operations Center in Israel

The results of operations of telecommunications and tourism are usually affected by seasonality in summer months in Israel and by the Jewish New Year, given a higher consumption due to internal and external tourism.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the six-month period ended December 31, 2018 are detailed below. Significant acquisitions and disposals for the fiscal year ended June 30, 2018, are detailed in Note 4 to the Annual Financial Statements.

Agricultural business

Sale of Jatobá

On June 13, 2018, the Group, through its subsidiary Brasilagro, entered into an agreement to sell a total area of 9,784 hectares (7,485 hectares of agricultural land) from Jatobá Establishment, a rural property located in the municipality of Jaborandi.

On July 31, 2018, the buyer made the payment of the first installment of 300,000 bags of soybeans, for an amount of Ps. 156, in accordance with the conditions set in the contract, obtaining the deed and enabling the accounting recognition of the income by the Group, for the value of 285 bags per useful hectare, equivalent to Ps. 916. The outstanding amount will be paid in six annual installments.

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C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of Alto Taquari

On November 21, 2018, the Group, through its subsidiary Brasilagro, entered into a sale agreement for 103 hectares of the Alto Taquari farmlands. The sale price is 1,100 bags of soybeans per useful hectare equivalent to
Ps. 63.4. The buyer made the initial payment of 22,656 bags of soybeans equivalent to Ps. 14; and the balance will be paid in eight semi-annual installments. The result of the operation recognized in the current period was Ps. 51.

Urban properties and investments business

Operations Center Argentina

Dividend distribution

On October 29, 2018 the Shareholder’s meeting of Cresud’s subsidiary IRSA was held, whereby the distribution of a dividend in kind for an equivalent of Ps. 1,412 payables in shares of IRSA CP was resolved. For the distribution, the value of IRSA CP share was taken as of October 26, 2018, which was Ps. 220 per share. The number of shares distributed amounted to 6,418,182, of which Cresud has received 4,068,097. This transaction was accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps. 99, restated as of the date of these financial statements.

Operations Center Israel

Sale of a subsidiary of IDBT

On August 14, 2018, the Board of Directors of IDB Tourism approved its engagement in a memorandum of understanding for the sale of 50% of the issued share capital of a company which manages the incoming tourism operation which is held by Israir for a total consideration of NIS 26 million (approximately Ps. 260 as of the date of the transaction). This transaction does not change the intentions of selling the whole investment in IDBT, which the management of the company expects to complete before June 2019.

Sale of Clal shares

On August 30, 2018 continuing with the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD has sold 5% of its stake in Clal through a swap transaction in the same conditions that applied to the swap transactions performed in the preceding months of May and August 2017, January and May 2018 described in Note 4 to the Annual Consolidated Financial Statements. The consideration was set at an amount of approximately NIS 173 million (equivalent to approximately Ps. 1,766 as of the transaction date). After the completion of the transaction, IDBD’s interest in Clal was reduced to 29.8% of its share capital.

Agreement to sell plot of land in USA

In August 2018, a subsidiary of IDBG signed an agreement to sell a plot of land next to the Tivoli project in Las Vegas for a consideration of US$ 18 (approximately Ps. 739 as of the date of issuance of these financial statements).

Interest increase in DIC

On July 5, 2018 Tyrus acquired 2,062,000 of DIC’s shares in the market for a total amount of NIS 20 (equivalent to Ps. 227 as of that date), which represent 1.35% of the Company’s outstanding shares at such date. As a result of this transaction, the Group’s equity interest has increased from 76.57% to 77.92%. This transaction was accounted for as an equity transaction generating an increase in the net equity attributable to the controlling shareholders by Ps. 7.

Sale of Shufersal shares

On November 27, 2018, DIC sold 7.5% of the total shares of Shufersal to institutional investors for a consideration of NIS 416 (approximately Ps. 4,166 as of the date of the transaction). After this transaction, the group holding went down to 26% approximately.

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Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sale of real estate

In October 2018, a subsidiary of Ispro signed an agreement for the sale of all of its rights in real estate area of approximately 29 dunams (equivalent to 1 hectare), in which there are 12,700 square meters in the northern industrial zone in Yavneh for NIS 86.

Increase in participation in PBC

In December 2018, DIC acquired an additional 3% of PBC in the market for NIS 55 (equivalent to Ps. 554 as of that date). This transaction was accounted for as an equity transaction generating an increase in the equity attributable to holders of the parent for Ps. 52, restated as of the date of these financial statements.

Repurchase of own shares by DIC

In December 2018, DIC's Board of Directors approved a plan to buy back DIC shares, for a period of one year, until December 2019 amounting up to NIS 120 (approximately Ps. 1,203 as of the date of these financial statements). Acquisition of securities shall be carried out in accordance with market opportunities, dates, prices and quantities, as determined by the management of DIC, in such a way that in any event, the public holdings shall be, at any time, at least 10.1% of the total issued share capital of DIC.

In December 2018, DIC acquired 2.1 million shares for a total amount of NIS 19 (approximately Ps. 200 as of that date). Additionally, in December 2018, minority shareholders of DIC exercised DIC Series 6 options for an amount of NIS 9 (approximately Ps. 100 as of that date).

As a result of the operations described above, the participation of Dolphin IL in DIC increased by 0.35%. The present transactions were accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps. 31, restated as of the date of these financial statements.

Increase in participation in Cellcom

In December 2018, Discount Investment exercised 1.5 million options (Series 1) of Cellcom held by it in the amount of NIS 31 million (approximately Ps. 302 as of that date). In addition, in December 2018, DIC purchased approximately 0.6 million shares of Cellcom at a cost of NIS 15 million (approximately Ps. 151 as of that date). As a result of the exercise of the options and the acquisition, the share of DIC in Cellcom increased by 0.7%. The present transactions were accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps. 93, restated as of the date of these financial statements.

Increase in participation in Elron

In November and December 2018 DIC acquired an additional 9.2% of Elron in the market for NIS 31 (equivalent to Ps. 311 as of that date). This transaction was accounted for as an equity transaction generating a decrease in the equity attributable to holders of the parent for Ps. 23, restated as of the date of these financial statements.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

Since June 30, 2018 and up to the date of issuance of these Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities, except for what is mentioned in Note 6, (either measured at fair value or amortized cost). Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Group’s financial instruments.

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C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Segment information

As explained in Note 6 to the Annual Consolidated Financial Statements, segment information is reported from the perspective of products and services: (i) agricultural business and (ii) urban properties and investment business. In addition, this last segment is reported divided from the geographic point of view in two Operations Centers to manage its global interests: Argentina and Israel. As from fiscal year 2018 the CODM reviews the operating income/loss of each business excluding the amounts related to management fees, being such amount reviewed at an aggregate level outside each business. Additionally, the CODM reviews certain corporate expenses associated with each business in an aggregate manner and separately from each of the segments, such expenses have been disclosed in the "Corporate" segment of each business and operation center. Also, as described in Note 4.(l) to the Annual Financial Statements, the Group lost control of Shufersal as of June 30, 2018 and has reclassified its results to discontinued operations. Segment information for the period ended December 31, 2017 has been recast for the purposes of comparability with the present period

Below is a summary of the Group’s business units and a reconciliation between the operating income according to segment information and the operating income of the statement of income and other comprehensive income of the Group for the periods ended December 31, 2018 and 2017:

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C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended December 31, 2018:

	12.31.18
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	5,437	4,624	22,149	26,773	32,210	(29)	1,142	(220)	33,103
Costs	(4,544)	(804)	(14,305)	(15,109)	(19,653)	18	(1,193)	89	(20,739)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	343	-	-	-	343	-	-	118	461
Changes in the net realizable value of agricultural products after harvest	34	-	-	-	34	-	-	-	34
Gross profit	1,270	3,820	7,844	11,664	12,934	(11)	(51)	(13)	12,859
Gain from disposal of farmlands	53	-	-	-	53	-	-	-	53
Net (loss) / profit from fair value adjustment of investment properties	(22)	(6,278)	780	(5,498)	(5,520)	1	-	-	(5,519)
General and administrative expenses	(401)	(854)	(2,352)	(3,206)	(3,607)	7	-	10	(3,590)
Selling expenses	(443)	(326)	(3,149)	(3,475)	(3,918)	1	-	2	(3,915)
Other operating results, net	172	(269)	511	242	414	108	-	(1)	521
Management fees	-	-	-	-	-	-	-	-	-
Profit / (Loss) from operations	629	(3,907)	3,634	(273)	356	106	(51)	(2)	409
Share loss of associates and joint ventures	(13)	(258)	(321)	(579)	(592)	(125)	-	-	(717)
Segment profit / (loss)	616	(4,165)	3,313	(852)	(236)	(19)	(51)	(2)	(308)

Reportable assets	19,678	82,737	327,989	410,726	430,404	(424)	-	25,693	455,673
Reportable liabilities	-	-	(281,370)	(281,370)	(281,370)	-	-	(78,906)	(360,276)
Net reportable assets	19,678	82,737	46,619	129,356	149,034	(424)	-	(53,213)	95,397

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PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Below is a summarized analysis of the lines of business of the Group for the year ended December 31, 2017:

	12.31.17
		Urban Properties and Investment business (II)
	Agricultural business (I)	Operations Center in Argentina	Operations Center in Israel	Subtotal	Total segment information	Joint ventures (i)	Adjustments (ii)	Elimination of inter-segment transactions and non-reportable assets / liabilities (iii)	Total Statement of Income / Financial Position
Revenues	4,602	4,135	18,312	22,447	27,049	(43)	1,336	(104)	28,238
Costs	(3,914)	(854)	(11,229)	(12,083)	(15,997)	22	(1,362)	62	(17,275)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	144	-	-	-	144	2	-	26	172
Changes in the net realizable value of agricultural products after harvest	81	-	-	-	81	-	-	-	81
Gross profit	913	3,281	7,083	10,364	11,277	(19)	(26)	(16)	11,216
Net gain from fair value adjustment of investment properties	262	8,373	1,747	10,120	10,382	(46)	-	-	10,336
General and administrative expenses	(366)	(629)	(2,137)	(2,766)	(3,132)	21	-	6	(3,105)
Selling expenses	(503)	(305)	(2,985)	(3,290)	(3,793)	2	-	6	(3,785)
Other operating results, net	24	(67)	1,127	1,060	1,084	23	-	(1)	1,106
Management fees	-	-	-	-	-	-	(785)	-	(785)
Profit from operations	330	10,653	4,835	15,488	15,818	(19)	(811)	(5)	14,983
Share (loss) / profit of associates and joint ventures	(11)	333	(367)	(34)	(45)	123	-	-	78
Segment profit	319	10,986	4,468	15,454	15,773	104	(811)	(5)	15,061

Reportable assets	15,633	86,908	288,005	374,913	390,546	(878)	-	20,197	409,865
Reportable liabilities	-	-	(252,987)	(252,987)	(252,987)	-	-	(62,626)	(315,613)
Net reportable assets	15,633	86,908	35,018	121,926	137,559	(878)	-	(42,429)	94,252

(i)
Represents the equity value of joint ventures that were proportionately consolidated for information by segment purposes.
(ii)
Includes Ps. (51) and Ps. (26) corresponding to Expenses and FPC as of December 31, 2018 and 2017, respectively and Ps. (75) corresponding to management fees, as of December 31, 2017.
(iii)
Includes deferred income tax assets, income tax and MPIT credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of Ps. 3,434 and Ps. 3,621 as of December 31, 2018 and 207, respectively.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

(I)
Agriculture line of business

The following tables present the reportable segments of the agriculture line of business:

	12.31.18
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	3,042	-	-	2,395	5,437
Costs	(2,642)	(10)	-	(1,892)	(4,544)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	359	-	-	(16)	343
Changes in the net realizable value of agricultural products after harvest	34	-	-	-	34
Gross profit / (loss)	793	(10)	-	487	1,270
Gain from disposal of farmlands	-	53	-	-	53
Net gain from fair value adjustment of investment properties	-	(22)	-	-	(22)
General and administrative expenses	(248)	(1)	(71)	(81)	(401)
Selling expenses	(242)	(1)	-	(200)	(443)
Other operating results, net	166	-	-	6	172
Profit / (loss) from operations	469	19	(71)	212	629
Share of loss of associates and joint ventures	(1)	-	-	(12)	(13)
Segment profit / (loss)	468	19	(71)	200	616

Investment properties	1,349	-	-	-	1,349
Property, plant and equipment	12,077	42	-	415	12,534
Investments in associates	190	-	-	38	228
Other reportable assets	4,535	-	-	1,032	5,567
Reportable assets	18,151	42	-	1,485	19,678

	12.31.17
	Agricultural production	Land transformation and sales	Corporate	Others	Total Agricultural business
Revenues	2,750	-	-	1,852	4,602
Costs	(2,163)	(13)	-	(1,738)	(3,914)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	144	-	-	-	144
Changes in the net realizable value of agricultural products after harvest	81	-	-	-	81
Gross profit / (loss)	812	(13)	-	114	913
Net gain from fair value adjustment of investment properties	-	262	-	-	262
General and administrative expenses	(224)	(1)	(65)	(76)	(366)
Selling expenses	(389)	-	-	(114)	(503)
Other operating results, net	19	-	-	5	24
Profit / (loss) from operations	218	248	(65)	(71)	330
Share of profit of associates and joint ventures	1	-	-	(12)	(11)
Segment profit / (loss)	219	248	(65)	(83)	319

Investment properties	937	-	-	-	937
Property, plant and equipment	10,518	50	-	332	10,900
Investments in associates	193	-	-	(6)	187
Other reportable assets	3,026	-	-	583	3,609
Reportable assets	14,674	50	-	909	15,633

(II)
Urban properties and investments line of business

Below is a summarized analysis of the lines of business of Group’s operations center in Argentina:

	12.31.18
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	2,741	546	61	947	279	-	50	4,624
Costs	(207)	(29)	(32)	(468)	(14)	-	(54)	(804)
Gross profit / (loss)	2,534	517	29	479	265	-	(4)	3,820
Net (loss) / profit from fair value adjustment of investment properties	(8,898)	2,514	128	-	2	-	(24)	(6,278)
General and administrative expenses	(296)	(68)	(61)	(148)	(35)	(212)	(34)	(854)
Selling expenses	(175)	(34)	(13)	(99)	-	-	(5)	(326)
Other operating results, net	(41)	(12)	(124)	26	2	-	(120)	(269)
(Loss) / Profit from operations	(6,876)	2,917	(41)	258	234	(212)	(187)	(3,907)
Share of profit / (loss) of associates and joint ventures	-	-	(14)	-	(195)	-	(49)	(258)
Segment (loss) / profit	(6,876)	2,917	(55)	258	39	(212)	(236)	(4,165)

Investment and trading properties	43,007	19,762	15,192	-	60	-	190	78,211
Property, plant and equipment	116	65	-	1,199	113	-	522	2,015
Investment in associates and joint ventures	1	-	244	-	(2,501)	-	4,352	2,096
Other reportable assets	67	71	106	14	-	-	157	415
Reportable assets	43,191	19,898	15,542	1,213	(2,328)	-	5,221	82,737

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

For the six-month period ended December 31, 2018, the net loss from the fair value adjustment of investment property amounted to Ps. (6,278), and it was generated by:

Shopping Malls Segment

The net result of shopping malls was affected by:
a)
an increase of 55 basis points in the discount rate, representing a decrease of Ps. 3,040 in the value of shopping Malls;
b)
an increase in the projected cash flows generated by the update of the projected inflation rates, representing an increase of Ps. 3,030 in the value of the shopping malls;
c)
a net increase of Ps. 2,239, generated by the updating of the future exchange rates used for the conversion in dollars of the projected cash flows (Ps. 6,642 - Loss) and by the conversion of the present value of the projected cash flows at the rate of the current exchange rate at the end of this period (Ps. 8,881 - Profit) (depreciation of the Argentine peso of 30% against the dollar).

Offices, Sales and developments and Other Segments

The net result of the properties included in the present segments was mainly generated by the depreciation of 31% of the Argentine peso during this six-month period.

Additionally, due to the impact of the inflation adjustment Ps. 16,930 were reclassified to “inflation adjustment”, leaving a loss in changes in fair value of investment property of  Ps. (6,278).

	12.31.17
	Shopping Malls	Offices	Sales and developments	Hotels	International	Corporate	Others	Total
Revenues	2,939	382	85	725	-	-	4	4,135
Costs	(272)	(28)	(47)	(504)	-	-	(3)	(854)
Gross profit	2,667	354	38	221	-	-	1	3,281
Net gain / (loss) from fair value adjustment of investment properties	8,443	(152)	94	-	-	-	(12)	8,373
General and administrative expenses	(210)	(52)	(67)	(135)	(47)	(106)	(12)	(629)
Selling expenses	(167)	(30)	(15)	(90)	-	-	(3)	(305)
Other operating results, net	(41)	1	(35)	(3)	(7)	-	18	(67)
Profit / (Loss) from operations	10,692	121	15	(7)	(54)	(106)	(8)	10,653
Share of profit of associates and joint ventures	-	36	(15)	-	71	-	241	333
Segment profit / (loss)	10,692	157	-	(7)	17	(106)	233	10,986

Investment and trading properties	56,165	12,497	9,668	-	-	-	410	78,740
Property, plant and equipment	130	146	-	1,258	83	-	-	1,617
Investment in associates and joint ventures	-	-	240	-	992	-	4,984	6,216
Other reportable assets	81	70	102	18	-	-	64	335
Reportable assets	56,376	12,713	10,010	1,276	1,075	-	5,458	86,908

For the six-month period ended December 31, 2017, the net gain from fair value adjustment of investment property amounted to Ps. 8,373, and it was generated by:

Shopping Malls Segment

The net result of shopping malls was affected by:
a)
an increase of Ps. 4,440 generated by the decrease of the Income Tax Rate used in the discounted cash flow.
b)
a decrease of 25 basis points in the discount rate, representing an increase of Ps. 1,217 in the value of shopping Malls;
c)
a decrease in the projected cash flows generated by the update of the projected inflation rates, representing a decrease of Ps. 768 in the value of the shopping malls;
d)
a net increase of Ps. 4,586, generated by the updating of the future exchange rates used for the conversion in dollars of the projected cash flows (Ps. 1,008 - profit) and by the conversion of the present value of the projected cash flows at the rate of the current exchange rate at the end of this period (Ps. 3,578 - Profit)

Offices, Sales and developments and Other Segments

The net result of the properties included in the present segments was mainly generated by the depreciation of the Argentine peso during this six-month period.

Additionally, due to the impact of the inflation adjustment Ps. 6,852 were reclassified to “inflation adjustment”, leaving a profit in changes in fair value of investment property of Ps. (8,373).

Below is a summarized analysis of the lines of business of Group’s operations center in Israel:

	12.31.18
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	6,020	-	15,641	-	-	488	22,149
Costs	(2,657)	-	(11,389)	-	-	(259)	(14,305)
Gross profit / (loss)	3,363	-	4,252	-	-	229	7,844
Net loss from fair value adjustment of investment properties	780	-	-	-	-	-	780
General and administrative expenses	(301)	-	(1,377)	-	(275)	(399)	(2,352)
Selling expenses	(92)	-	(2,966)	-	-	(91)	(3,149)
Other operating results, net	-	-	-	-	269	242	511
Profit / (Loss) from operations	3,750	-	(91)	-	(6)	(19)	3,634
Share of (loss) / profit of associates and joint ventures	(222)	164	-	-	-	(263)	(321)
Segment profit / (loss)	3,528	164	(91)	-	(6)	(282)	3,313

Reportable assets	176,637	13,758	67,232	16,133	35,432	18,797	327,989
Reportable liabilities	(137,278)	-	(52,133)	-	(82,227)	(9,732)	(281,370)
Net reportable assets	39,359	13,758	15,099	16,133	(46,795)	9,065	46,619

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	12.31.17
	Real Estate	Supermarkets	Telecommunications	Insurance	Corporate	Others	Total
Revenues	3,723	-	14,088	-	-	501	18,312
Costs	(1,092)	-	(9,912)	-	-	(225)	(11,229)
Gross profit	2,631	-	4,176	-	-	276	7,083
Net gain from fair value adjustment of investment properties	1,747	-	-	-	-	-	1,747
General and administrative expenses	(266)	-	(1,316)	-	(244)	(311)	(2,137)
Selling expenses	(79)	-	(2,777)	-	-	(129)	(2,985)
Other operating results, net	35	-	232	-	614	246	1,127
Profit / (Loss) from operations	4,068	-	315	-	370	82	4,835
Share of (loss) / profit of associates and joint ventures	(238)	-	-	-	-	(129)	(367)
Segment profit / (loss)	3,830	-	315	-	370	(47)	4,468

Reportable assets	131,140	62,439	46,023	13,563	26,702	8,138	288,005
Reportable liabilities	(103,912)	(45,029)	(36,160)	-	(67,507)	(379)	(252,987)
Net reportable assets	27,228	17,410	9,863	13,563	(40,805)	7,759	35,018

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	12.31.18	06.30.18
Beginning of the period / year	30,235	15,155
Adjustment previous periods (IFRS 9 and 15)	(90)	-
Increase in equity interest in associates and joint ventures	216	(572)
Issuance of capital and contributions	41	273
Capital reduction	(218)	(421)
Decrease of interest in associates	(4,139)	(431)
Share of profit / (loss)	(717)	(1,847)
Transfer to borrowings to associates	-	(270)
Currency translation adjustment	(5)	2,179
Incorporation of deconsolidated subsidiary, net	-	16,782
Dividends (i)	(173)	(473)
Liquidation distribution	-	(92)
Reclassification to held for sale	-	(70)
Others	-	22
End of the period / year (ii)	25,150	30,235

(i)
See Note 26.
(ii)
As of December 31, 2018, and June 30, 2018 includes Ps. (3,422) of New Lipstick and Ps. (12) of Puerto Retiro and Ps. (3,126) of New Lipstick respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (see Note 19).

Below is additional information about the Group’s investments in associates and joint ventures:

Name of the entity	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
	12.31.18	06.30.18	12.31.18	06.30.18	12.31.18	12.31.17
Associates
New Lipstick (1)	49.90%	49.90%	(3,422)	(3,126)	(296)	83
Tarshop	20.00%	20.00%	4	158	28	(7)
BHSA	29.91%	29.91%	3,919	4,181	(79)	309
Condor	18.89%	18.90%	900	888	51	(9)
PBEL	45.00%	45.00%	1,228	1,337	(1)	(120)
Shufersal	26.02%	33.56%	13,758	16,782	286	-
Other associates	-	-	2,439	3,032	(238)	136

Joint ventures
Quality	50.00%	50.00%	1,405	1,364	21	102
La Rural S.A.	50.00%	50.00%	241	223	17	35
Mehadrin	45.41%	45.41%	2,446	2,896	(395)	(361)
Cresca S.A.	50.00%	50.00%	1	1	-	-
Other joint ventures	-	-	2,231	2,499	(116)	366
Total associates and joint ventures			25,150	30,235	(722)	534

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Name of the entity	Location of business / Country of incorporation	Main activity	Common shares 1 vote	Last financial statement issued
				Share capital (nominal value)	Profit / (loss) for the period	Shareholders' equity
Associates
New Lipstick (1)	U.S.	Real estate	N/A	N/A	(*) (16)	(*) (194)
Tarshop	Argentina	Financing	48,759,288	599	101	601
BHSA	Argentina	Financial	448,689,072	(***) 1,500	(***) 2,238	(***) 8,719
Condor	U.S.	Hotel	2,245,100	N/A	(*) 3	(*) 110
PBEL	India	Real estate	450	(**) 1	(**) (9)	(**) (498)
Shufersal	Israel	Retail	79,282,087	(**) 242	(**) 149	(**) 1,907

Joint ventures
Quality	Argentina	Real estate	120,827,022	280	38	N/A
La Rural S.A.	Argentina	Organization of events	714,498	1	49	-
Mehadrin	Israel	Agriculture	1,509,889	(**) 3	(**) (73)	195

(1)
Metropolitan, a subsidiary of New Lipstick, has renegotiated its non-recourse debt with IRSA, which amounted to US$ 113.1, and obtained a debt reduction of US$ 20 by the lending bank, an extension to April 30, 2020 and an interest rate reduction from LIBOR + 4 b.p. to 2 b.p. upon payment of US$ 40 in cash (US$ 20 in September 2017 and US$ 20 in October 2017), of which IRSA has contributed with US$ 20. Following the renegotiation, Metropolitan’s debt amounts to US$ 53.1. Additionally, Metropolitan has exercised on January 16, 2019 the purchase option on part of the land where the property is built with a deposit the sum of US$ 5.2 corresponding to 1% of the purchase price. Furthermore, Metropolitan has agreed to cause IRSA and other shareholders to furnish the bank, on or before February 1, 2020, with a payment guarantee with financial ratios acceptable to the Bank for the outstanding balance of the purchase price, or a letter of credit in relation to the loan balance then outstanding.

 (*)
  Amounts in millions of US Dollars under USGAAP. Condor’s year-end falls on December 31, so the Group estimates their interest with a six-month lag, including material adjustments, if any.
(**)
  Amounts in millions of NIS.
(***)
Information as of December 31, 2018 according to BCRA's standards.

Puerto Retiro (joint venture)

At present, this 8.3 hectare plot of land, which is located in one of the most privileged areas of the city, near Catalinas, Puerto Madero and Retiro and is the only privately owned waterfront property facing directly to Río de la Plata, is affected by a zoning regulation defined as U.P. which prevents the property from being used for any purposes other than strictly port activities.

The Company was involved in a judicial bankruptcy action brought by the National Government, to which this Board of Directors is totally alien. Management and legal counsel of the Company believe that there are sufficient legal and technical arguments to consider that the petition for extension of the bankruptcy case will be dismissed by the court. However, in view of the current status of the action, its result cannot be predicted.

Moreover, Tandanor filed a civil action against Puerto Retiro S.A. and the other defendants in the criminal case for violation of Section 174 (5) based on Section 173 (7) of the Criminal Code of Argentina. Such action seeks -on the basis of the nullity of the decree that approved the bidding process involving the Dársena Norte property- the restitution of the property and a reimbursement in favor of Tandanor for all such amounts it has allegedly lost as a result of a suspected fraudulent transaction involving the sale of the property. Puerto Retiro has presented the allegation on the merit of the evidence, highlighting that the current shareholders of Puerto Retiro did not participate in any of the suspected acts in the criminal case since they acquired the shares for consideration and in good faith several years after the facts told in the process. Likewise, it was emphasized that the company Puerto Retiro is foreign to the bidding / privatization carried out for the sale of Tandanor shares. The dictation of the sentence is expected.

On September 7, 2018, the Oral Federal Criminal Court No. 5 rendered a decision. According to the sentence read by the president of the Court, Puerto Retiro won the preliminary objection of limitation filed in the civil action. However, in the criminal case, where Puerto Retiro is not a party, it was ordered, among other issues, the confiscation (“decomiso”) of the property owned by Puerto Retiro known as Planta I. The grounds of the Court`s judgement will be read on November 11, 2018. From that moment, all the parties will be able to file the appeals. Although there are solid arguments to try to refute the disposed seizure, this can be affirmed with a greater degree of certainty after the publications of the fundamentals of the ruling, at this time only the resolute part of this ruling is known.

In the criminal action, the claimant reported the violation by Puerto Retiro of the injunction ordered by the criminal court consisting in an order to stay (“prohibición de innovar”) and not to contract with respect to the property disputed in the civil action. As a result of such report, the Oral Federal Court (Tribunal Oral Federal) No. 5 started interlocutory proceedings, and on June 8, 2017, it ordered and carried out the closing of the property that was subject to lease agreements with Los Cipreses S.A. and Flight Express S.A. with the aim of enforcing the referred order. As a result, the proceedings were forwarded to the Criminal Court for it to appoint the court that will investigate the alleged commission of the crime of contempt.

Faced with the evolution of the legal cases that affect it and based on the reports of its legal advisors, Puerto Retiro Management has decided to register an allowance equivalent to 100% of the book value of its investment property, without prejudice to reverse it when a favorable ruling is obtained in the interposed actions.
Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Leased out farmland	Rental properties	Underdeveloped parcels of land	Properties under development	Total as of 12.31.18	Total as of 06.30.18
Fair value at the beginning of the period / year	1,177	180,560	15,997	10,760	208,494	165,316
Additions	-	504	296	1,612	2,412	4,723
Capitalized finance costs	-	-	-	27	27	110
Capitalized leasing costs	-	4	-	-	4	29
Amortization of capitalized leasing costs (i)	-	(4)	-	-	(4)	(6)
Transfers	-	742	(476)	(266)	-	-
Transfers to property, plant and equipment	(730)	(522)	-	-	(1,252)	(32)
Transfers from property, plant and equipment (ii)	1,819	-	-	-	1,819	2,824
Transfers to / from trading properties	-	-	(62)	(493)	(555)	325
Transfers to assets held for sale	-	-	-	-	-	(664)
Assets incorporated by business combination	-	-	-	-	-	152
Deconsolidation	-	-	-	-	-	(5,924)
Disposals	(1,015)	(10)	-	-	(1,025)	(702)
Currency translation adjustment	120	1,431	23	300	1,874	28,299
Net gain from fair value adjustment	(22)	(8,337)	639	2,201	(5,519)	14,044
Fair value at the end of the period / year	1,349	174,368	16,417	14,141	206,275	208,494

(i)
Amortization charges of capitalized leasing costs were included in “Costs” in the Statements of Income (Note 24).
(ii)
As of December 31, 2018 and June 30, 2018 includes Ps. 1,531 and Ps. 464, respectively, corresponding to the difference between valuation at cost and fair value.

The following amounts have been recognized in the Statements of Income:

	12.31.18	12.31.17
Rental and services income	8,712	8,111
Direct operating expenses	(2,313)	(2,231)
Development expenses	(1,865)	(550)
Net realized gain from fair value adjustment of investment properties	1,075	2,472
Net unrealized gain from fair value adjustment of investment properties	(6,594)	7,864

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques. The Company has reassessed the assumptions at the end of the period, incorporating the effect of the variation in the exchange rate in other assets denominated in US Dollars.

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Owner occupied farmland	Bearer plant	Buildings and facilities	Machinery and equipment	Communication networks	Others	Total as of 12.31.18	Total as of 06.30.18
Costs	11,356	803	6,201	1,331	51,052	5,734	76,477	98,912
Accumulated depreciation	(922)	(135)	(3,393)	(894)	(38,792)	(2,488)	(46,624)	(44,547)
Net book amount at the beginning of the period / year	10,434	668	2,808	437	12,260	3,246	29,853	54,365

Additions	228	106	166	14	1,095	687	2,296	6,518
Disposals	(35)	-	(1)	(1)	(16)	(3)	(56)	(691)
Deconsolidation	-	-	-	-	-	-	-	(36,968)
Impairment / recovery	-	-	-	-	-	-	-	(131)
Assets incorporated by business combinations	-	-	-	-	-	-	-	312
Currency translation adjustment	141	25	1	-	13	68	248	14,302
Transfers from investment properties	730	-	-	-	-	522	1,252	17
Transfers to investment properties	(288)	-	-	-	-	-	(288)	(2,360)
Transfers	1	-	(1)	-	-	-	-	-
Depreciation charges (i)	(65)	(81)	(137)	(17)	(1,053)	(503)	(1,856)	(5,511)
Balances at the end of the period / year	11,146	718	2,836	433	12,299	4,017	31,449	29,853

Costs	12,072	948	6,827	1,344	51,189	7,089	79,469	76,480
Accumulated depreciation	(926)	(230)	(3,991)	(911)	(38,890)	(3,072)	(48,020)	(46,627)
Net book amount at the end of the period / year	11,146	718	2,836	433	12,299	4,017	31,449	29,853

(i)
Amortization charge was recognized in the amount of Ps. 1,495 under "Costs", in the amount of Ps. 165 under "General and administrative expenses" and Ps. 37 under "Selling expenses" as of December 31, 2018, in the Statements of Income (Note 24).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

10.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total as of 12.31.18	Total as of 06.30.18
Beginning of the period / year	3,354	7,032	2,276	12,662	10,100
Adjustment previous periods (IFRS 15)	(893)	(3,911)	-	(4,804)	-
Additions	-	1,407	8	1,415	2,784
Capitalized finance costs	-	28	-	28	14
Currency translation adjustment	(316)	(121)	(82)	(519)	2,512
Transfers	1,051	(754)	(297)	-	(1)
Transfers from intangible assets	-	-	-	-	22
Transfers to investment properties	-	555	-	555	(325)
Disposals due to sales	(1,823)	-	-	(1,823)	(2,444)
Disposals due to advance in work in progress	-	(149)	-	(149)	-
End of the period / year	1,373	4,087	1,905	7,365	12,662

Non-current				4,494	8,487
Current				2,871	4,175
Total				7,365	12,662

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Goodwill	Trademarks	Licenses	Customer relations	Information systems and software	Contracts and others	Total as of 12.31.18	Total as of 06.30.18
Costs	4,073	4,173	2,112	8,838	7,445	3,873	30,514	29,647
Accumulated amortization	-	(251)	(613)	(5,905)	(5,300)	(2,395)	(14,464)	(9,907)
Net book amount at the beginning of the period / year	4,073	3,922	1,499	2,933	2,145	1,478	16,050	19,740
Additions	-	-	-	-	364	564	928	961
Disposals	-	-	-	-	(8)	-	(8)	-
Deconsolidation	-	-	-	-	-	-	-	(9,289)
Transfers to trading properties	-	-	-	-	-	-	-	(22)
Assets incorporated by business combination	-	-	-	-	40	-	40	1,513
Currency translation adjustment	11	(3)	(11)	(90)	2	50	(41)	6,102
Amortization charges (i)	-	(34)	(59)	(505)	(358)	(399)	(1,355)	(2,955)
Balances at the end of the period / year	4,084	3,885	1,429	2,338	2,185	1,693	15,614	16,050

Costs	4,085	4,167	5,586	11,950	4,117	4,550	34,455	30,518
Accumulated amortization	(1)	(282)	(4,157)	(9,612)	(1,932)	(2,857)	(18,841)	(14,468)
Net book amount at the end of the period / year	4,084	3,885	1,429	2,338	2,185	1,693	15,614	16,050

(i)
Amortization charge was recognized in the amount of Ps. 393 under "Costs", in the amount of Ps. 354 under "General and administrative expenses" and Ps. 608 under "Selling expenses" as of December 31, 2018 in the Statements of Income (Note 24).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

12.
Biological assets

Changes in the Group’s biological assets and their allocation to the fair value hierarchy six-month period ended December 31, 2018 and for the year ended June 30, 2018 were as follows:

	Agricultural business
	Sown land-crops		Sugarcane fields	Breeding cattle and cattle for sale	Other cattle	Others	Total as of 12.31.18	Total as of 06.30.18
	Level 1	Level 3	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	76	336	575	1,240	72	19	2,318	2,035
Purchases	-	-	-	61	135	-	196	221
Changes by transformation	(61)	61	-	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets (i)	200	182	218	(124)	(25)	-	451	918
Decrease due to harvest	-	(784)	(1,764)	-	-	-	(2,548)	(4,490)
Sales	-	-	-	(220)	(1)	-	(221)	(518)
Consumes	-	-	-	(1)	(95)	(1)	(97)	(9)
Costs for the period / year	1,537	273	1,465	241	5	3	3,524	3,995
Addition	-	-	-	-	-	-	-	-
Foreign exchange gain	28	2	26	9	-	-	65	166
Balances at the end of the period / year	1,780	70	520	1,206	91	21	3,688	2,318
	-							-
Non-current (Production)	-	-	-	1,019	16	21	1,056	1,154
Current (Consumable)	1,780	70	520	187	75	-	2,632	1,164
Net book amount at the end of the period / year	1,780	70	520	1,206	91	21	3,688	2,318

(i)
Biological assets with a production cycle of more than one year (that is, cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to Ps. (149) and Ps. (226) for the six-month periods ended December 31, 2018 and for the fiscal year ended June 30, 2018, respectively; amounts of Ps. (91) and Ps. (159), was attributable to price changes, and amounts of Ps. (58) and Ps. (67), was attributable to physical changes, respectively.

During the six-month period ended December 31, 2018, there were transfers between the fair value hierarchies 1 and 3 of grain seeding (due to the degree of phenological growth of the crop) for Ps. 61. There were also no reclassifications between categories thereof.

The fair value less estimated point of sale costs of agricultural produce at the point of harvest (which have been harvested during the period) amount to Ps. 2,558 and Ps. 4,531 for the six-month period ended December 31, 2018 and the year ended June 30, 2018, respectively.

See information on valuation processes used by the entity in Note 13 to the Annual Financial Statements.

As of December 31, 2018 and June 30, 2018, the better and maximum use of biological assets shall not significantly differ from the current use.

13.
Inventories

Breakdown of Group’s inventories as of December 31, 2018 and June 30, 2018 are as follows:

	12.31.18	06.30.18
Crops	654	1,456
Materials and supplies	954	468
Seeds and fodders	199	198
Sugarcane	-	1
Beef	42	83
Agricultural inventories	1,849	2,206
Telephones and other communication equipment	715	755
Others	42	48
Total inventories	2,606	3,009
Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

14.
 Financial instruments by category

Determining fair values

The present note shows the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy see Note 15 to the Annual Financial Statements.

Financial assets and financial liabilities as of December 31, 2018 are as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
December 31, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	29,067	-	-	-	29,067	7,762	36,829
Investment in financial assets:
- Public companies’ securities	-	-	-	159	159	-	159
- Private companies’ securities	-	-	-	1,520	1,520	-	1,520
- Deposits	4,851	-	-	-	4,851	-	4,851
- Bonds	1	-	554	-	555	-	555
- Mutual funds	-	-	-	-	-	-	-
- Convertible Notes	-	-	-	938	938	-	938
- Investments in financial assets with quotation	-	27,553	-	-	27,553	-	27,553
Derivative financial instruments:
- Crops options contracts	-	99	-	-	99	-	99
- Crops futures contracts	-	5	-	-	5	-	5
- Foreign-currency options contracts	-	-	-	-	-	-	-
- Foreign-currency future contracts	-	16	35	-	51	-	51
- Swaps	-	6	40	-	46	-	46
- Others	-	-	10	-	10	-	10
Restricted assets (i)	7,974	-	-	-	7,974	-	7,974
Financial assets held for sale
- Clal	-	16,133	-	-	16,133	-	16,133
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	11,772	-	-	-	11,772	-	11,772
- Short-term bank in deposits	219	-	-	-	219	-	219
- Mutual funds	40,779	305	-	-	41,084	-	41,084
- Short-term investments	-	1,654	-	-	1,654	-	1,654
Total assets	94,663	45,771	639	2,617	143,690	7,762	151,452

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
December 31, 2018
Liabilities as per Statement of Financial Position
Trade and other payables (Note 17)	15,811	-	-	-	15,811	5,320	21,131
Borrowings (excluding finance lease liabilities) (Note 20)	292,000	-	-	-	292,000	-	292,000
Finance lease obligations	228	-	-	-	228	-	228
Derivative financial instruments:
- Crops options contracts	-	79	-	-	79	-	79
- Crops futures contracts	-	3	-	-	3	-	3
- Foreign-currency options contracts	-	42	-	-	42	-	42
- Foreign-currency contracts	-	-	1	-	1	-	1
- Swaps	-	-	348	-	348	-	348
- Forwards	-	-	161	-	161	-	161
- Others	-	10	-	30	40	-	40
Total liabilities	308,039	134	510	30	308,713	5,320	314,033
Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial assets and financial liabilities as of June 30, 2018 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
June 30, 2018
Assets as per Statement of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 15)	26,902	-	-	-	26,902	7,743	34,645
Investment in financial assets:
- Public companies’ securities	-	-	-	172	172	-	172
- Private companies’ securities	-	-	-	1,489	1,489	-	1,489
- Deposits	1,781	-	-	-	1,781	-	1,781
- Bonds	13	-	644	-	657	-	657
- Mutual funds	-	-	-	-	-	-	-
- Convertible Notes	-	-	-	1,011	1,011	-	1,011
- Investments in financial assets with quotation	-	29,753	-	-	29,753	-	29,753
Derivative financial instruments:
- Crops options contracts	-	38	-	-	38	-	38
- Crops futures contracts	-	73	-	-	73	-	73
- Foreign-currency options contracts	-	14	-	-	14	-	14
- Foreign-currency future contracts	-	-	91	-	91	-	91
- Swaps	-	-	-	-	-	-	-
- Others	-	-	20	-	20	-	20
Restricted assets (i)	8,191	-	-	-	8,191	-	8,191
Financial assets held for sale
- Clal	-	15,621	-	-	15,621	-	15,621
Cash and cash equivalents (excluding bank overdrafts):
- Cash on hand and at bank	8,711	-	-	-	8,711	-	8,711
- Short-term bank in deposits	446	-	-	-	446	-	446
- Mutual funds	-	450	-	-	450	-	450
- Short-term investments	36,118	3,543	-	-	39,661	-	39,661
Total assets	82,162	49,492	755	2,672	135,081	7,743	142,824

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
June 30, 2018
Liabilities as per Statement of Financial Position
Trade and other payables (Note 17)	21,805	-	-	-	21,805	5,883	27,688
Borrowings (excluding finance lease liabilities) (Note 20)	279,643	-	-	-	279,643	-	279,643
Finance lease obligations	217	-	-	-	217	-	217
Derivative financial instruments:
- Crops options contracts	-	34	-	-	34	-	34
- Crops futures contracts	-	74	-	-	74	-	74
- Foreign-currency options contracts	-	23	-	-	23	-	23
- Foreign-currency contracts	-	57	11	-	68	-	68
- Swaps	-	1	60	-	61	-	61
- Forward contracts	-	-	150	-	150	-	150
- Others	-	11	-	30	41	-	41
Total liabilities	301,665	200	221	30	302,116	5,883	307,999

(i)
Corresponds to deposits in guarantee and escrows

The fair value of financial assets and liabilities at their amortized cost does not differ significantly from their book value, except for borrowings (Note 20). The fair value of payables approximates their respective carrying amounts because, due to their short-term nature, the effect of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

The valuation models used by the Group for the measurement of Level 2 and Level 3 instruments are no different from those used as of June 30, 2018.

As of December 31, 2018, there have been no changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The Group uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table. When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Interest rate swaps	Cash flows - Theoretical price	Interest rate future contracts and cash flows	Level 2	-
Preferred shares of Condor	Binomial tree – Theoretical price I	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 11 Share price volatility 58% to 78% Market interest-rate 2.9% to 3.5%
Promissory note	Discounted cash flows - Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 11 Share price volatility 58% to 78% Market interest-rate 2.9% to 3.5%
TGLT Non-Convertible Notes	Black-Scholes – Theoretical price	Underlying asset price (Market price); share price volatility (historical) and market interest rate (Libor rate curve).	Level 3	Underlying asset price 10 to 13 Share price volatility 55% to 75% Market interest rate 8% to 9%
Call option of Arcos	Discounted cash flows	Projected revenues and discounting rate.	Level 3	-
Investments in financial assets - Other private companies’ securities	Cash flow / NAV - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investments assessments.
			Level 3	1 - 3.5
Investments in financial assets - Others	Discounted cash flow - Theoretical price
Projected revenue discounted at the discount rate /
The value is calculated in accordance with shares in the equity funds on the basis of their Financial Statements, based on fair value or investment assessments.
			Level 3	1 - 3.5
Derivative financial instruments – Forwards	Theoretical price	Underlying asset price and volatility	Level 2 and 3	-

The following table presents the changes in Level 3 instruments as of December 31, 2018 and June 30, 2018:

	Investments in financial assets - Public companies’ Securities	Derivative financial instruments - Others	Investments in financial assets - Private companies’ Securities	Investments in financial assets - Convertible Notes	Total as of 12.31.18	Total as of 06.30.18
Balances at beginning of the period / year	172	(30)	1,489	1,011	2,642	1,711
Additions and acquisitions	-	-	89	-	89	740
Transfer to level 1	-	-	-	-	-	(161)
Currency translation adjustment	5	-	16	-	21	365
Deconsolidation	-	-	-	-	-	(166)
Write off	-	-	-	-	-	(85)
Gain / (loss) for the period / year (i)	(18)	-	(74)	(73)	(165)	238
Balances at the end of the period / year	159	(30)	1,520	938	2,587	2,642

(i) Included within “Financial results, net” in the Statements of Income.

Clal

As mentioned in Note 15 to the Annual Financial Statements, IDBD is subject to a judicial process on the sale of its equity interest in Clal. Following completion of the transactions mentioned in Note 4 to these Financial Statements, IDBD’s interest in Clal was reduced to 29.8% of its share capital.
Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

15.
Trade and other receivables

Group’s trade and other receivables as of December 31, 2018 and June 30, 2018 are as follows:

	12.31.18	06.30.18
Trade, leases and services receivable	23,997	21,593
Less: allowance for doubtful accounts	(1,520)	(1,067)
Total trade receivables	22,477	20,526
Prepayments	6,502	6,141
Borrowings, deposits and other debit balances	3,560	4,144
Guarantee deposits	162	209
Tax receivables	1,256	1,035
Others	1,352	1,523
Total other receivables	12,832	13,052
Total trade and other receivables	35,309	33,578

Non-current	12,920	11,637
Current	22,389	21,941
Total	35,309	33,578

The fair value of current trade and other receivables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 3).

Movements on the Group’s allowance for doubtful accounts were as follows:

	12.31.18	06.30.18
Beginning of the period / year	1,067	500
Adjustments previous periods (IFRS 9)	112	-
Additions (i)	297	453
Recoveries (i)	(35)	(45)
Currency translation adjustment	245	736
Deconsolidation	-	(187)
Receivables written off during the period / year as uncollectable	(114)	(385)
Inflation adjustment	(52)	(5)
End of the period / year	1,520	1,067

(i)
The creation and release of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income (Note 24).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

16.
Cash flow information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2018 and 2017:

	Note	12.31.18	12.31.17
(Loss) / Profit for the period		(5,620)	11,474
Profit from discontinued operations		(717)	(1,291)
Adjustments for:
Income tax	21	(1,921)	(3,327)
Amortization and depreciation	24	3,056	2,930
(Gain) / Loss from disposal of property, plant and equipment		(1)	35
Net (gain) / loss from fair value adjustment of investment properties		5,519	(10,336)
Share-based compensation		19	35
Gain from disposal of intangible assets		(8)	-
Gain from disposal of subsidiary and associates		(696)	-
Gain from disposal of trading properties		(296)	-
Impairment of other assets		154	-
Financial results, net		6,412	8,149
Provisions and allowances		408	828
Share of loss / (profit) of associates and joint ventures		717	(78)
Loss from revaluation of receivables arising from the sale of farmland		1	12
(Gain) / Loss from repurchase of Non-convertible Notes		(53)	6
Changes in net realizable value of agricultural products after harvest		(34)	(81)
Unrealized initial recognition and changes in fair value of biological assets and agricultural products at the point of harvest		(436)	(214)
Unrealized gain from derivative financial instruments		(29)	(22)
Other operating results		1	1
Gain from disposal of farmlands		(53)	-
Impairment of associates and joint ventures		130	-

Changes in operating assets and liabilities:
Decrease in inventories		338	246
Decrease in trading properties		69	834
Increase in restricted assets		(117)	-
Decrease / (increase) in trade and other receivables		662	(1,816)
Decrease in trade and other payables		(1,567)	(889)
Decrease in salaries and social security liabilities		(291)	(188)
Decrease in provisions		(63)	(7)
(Increase) / Decrease in biological assets		(607)	138
Net variation in derivative financial instruments		104	40

Net cash generated by continuing operating activities before income tax paid		5,081	6,479
Net cash generated by discontinued operating activities before income tax paid		678	4,230
Net cash generated by operating activities before income tax paid		5,759	10,709

The following table presents a detail of significant non-cash transactions occurred in the six-month periods ended December 31, 2018 and 2017:

	12.31.18	12.31.17
Dividends not collected	(4)	(42)
Increase in investments in subsidiaries, associates and joint ventures through an decrease in trade and other receivables	(4)	-
Increase in investment properties through a decrease in trade and other payables	4	-
Decrease in investments in subsidiaries, associates and joint ventures through an increase in trade and other receivables	(167)	1
Increase in investments in subsidiaries, associates and joint ventures through an decrease in borrowings	5	-
Decrease in trade and other receivables through an increase in investments in subsidiaries, associates and joint ventures	6	-
Increase in property, plant and equipment through an increase in trade and other payables	303	19
Increase in investment properties through an increase in borrowings	27	-
Increase in intangible assets through an increase in trade and other payables	176	-
Increase in trading properties through an increase in borrowings	28	-
Increase in investment properties through a decrease in trade and other receivables	174	52
Increase in investment properties through a decrease in trading properties	555	-
Purchase of non-controlling interest through a decrease in trade and other receivables	-	2,041
Changes in non-controlling interest through a decrease in trade and other receivables	-	322
Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Trade and other payables

Group’s trade and other payables as of December 31, 2018 and June 30, 2018 were as follows:

	12.31.18	06.30.18
Trade payables	10,811	13,911
Sales, rental and services payments received in advance	3,101	4,555
Construction obligations	986	1,881
Accrued invoices	1,456	1,725
Deferred income	76	47
Total trade payables	16,430	22,119
Dividends payable to non-controlling shareholders	121	157
Taxes payable	495	615
Construction obligations	372	664
Management fees	1,130	1,722
Others	2,583	2,411
Total other payables	4,701	5,569
Total trade and other payables	21,131	27,688

Non-current	2,345	4,724
Current	18,786	22,964
Total	21,131	27,688

18.
Equity

Cresud’s Shareholder’s meeting

On October 29, 2018, the Shareholders' Meeting of Cresud was held, which approved, among other things: (i) to allocate the profit for the fiscal year ended June 30, 2018, which showed a profit of Ps. 4,983, to the integration of a special reserve that may be allocated to the distribution of future dividends, to the development of projects and businesses aligned with the business plan of the Company or for the cancellation of liabilities, delegating to the board of Directors the implementation of the actions necessary for the application of the funds to any of said destinations; (ii) allocate the unallocated results in the amount of Ps. 9,646 to the constitution of a special reserve that may be destinated for future dividends, to the development of projects and businesses aligned with the business plan of the Company or for the cancellation of liabilities; (iii) the distribution of treasury shares for up to the sum of 20,656,215 shares, allocating (a) the amount of 93,020 shares to the incentive plan for employees of the Company and (b) the amount of 20,563,195 to the shareholders in proportion to their stake; and (ii) amend articles of the corporate statute numbers eighth (related to the issuance of shares), eleventh (referred to Negotiable Obligations) and twenty-second (related to the Audit Committee), to adapt it to the new legal provisions.

Distribution of treasury shares

In accordance with the resolutions Shareholders' Meeting held on October 9, 2018 and the provisions of the Board of Directors of Cresud on the same day, the distribution of treasury stock of the Company duly acquired by a company took place on November 12, 2018. The number of shares distributed was 20,656,215, which constitutes 0.04294551131 shares per ordinary share and 0.4294551131 per ADS, and a percentage of 4.171713807% of the capital of Ps. 502 and 4.294551131% of the net capital which exclude treasury shares of Ps. 481.

Buyback plan of Cresud shares

The Board of Directors of Cresud approved the buyback plan and established the terms and conditions for the acquisition of treasury shares, under the terms of Article 64 of Law No. 26,831 and the rules of the CNV, for up to a maximum amount of Ps. 300 million and up to 10% of the share capital in the form of ordinary shares or ADSs, up to a daily limit of up to 25% of the average volume of shares in both markets, during the previous 90 business days, and at a price comprised between a minimum of Ps. 1 per share and up to a maximum of US $ 15.50 per ADS and up to a maximum value in pesos equivalent to the maximum price per ADS divided by 10 and multiplied by the exchange rate of the Banco de la Nación Argentina at every purchase date. Additionally, the length of the buyback plan was set, up to 90 days, beginning the day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

During the six-month period ended December 31, 2018, the Company acquired 249,215 ordinary shares (VN $ 1 per share) for a total of Ps. 11 and 240,487 ADS (representing 2,404,870 ordinary shares) for a total of US$ 2.8 (equivalent to Ps. 107). As of the date of issuance of these financial statements, no deadline has been established for the use of the shares acquired.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (i)	Investments in associates and joint ventures (ii)	Sited dismantling and remediation	Onerous contracts	Other provisions	Total as of 12.31.18	Total as of 06.30.18
Beginning of period / year	1,344	3,126	211	-	1,216	5,897	3,003
Additions	196	231	-	-	54	481	3,491
Inflation adjustment	(30)	-	-	-	-	(30)	(17)
Recovery	(110)	-	(9)	-	-	(119)	(612)
Deconsolidation	-	-	-	-	-	-	(587)
Currency translation adjustment	25	77	(1)	-	89	190	604
Incorporated by business combination	-	-	-	-	-	-	15
End of period / year	1,425	3,434	201	-	1,359	6,419	5,897

Non-current						5,065	4,547
Current						1,354	1,350
Total						6,419	5,897

(i)
Additions and recoveries are included in "Other operating results, net".
(ii)
Corresponds to the equity interest in New Lipstick with negative equity. Additions and recoveries are included in “Share of profit of associates and joint ventures”

There were no significant changes to the processes mentioned in Note 20 to the Annual Financial Statements.

20.
Borrowings

The breakdown and fair value of the Group’s borrowings as of December 31, 2018 and June 30, 2018 was as follows:

	Book value		Fair value
	12.31.18	06.30.18	12.31.18	06.30.18
NCN	243,695	226,876	244,116	306,337
Bank loans	44,517	46,594	46,960	58,509
Bank overdrafts	218	1,429	218	1,665
Other borrowings (i)	3,798	4,961	5,194	8,138
Total borrowings (ii)	292,228	279,860	296,488	374,649

Non-current	239,632	238,963
Current	52,596	40,897
Total	292,228	279,860

(i)
Includes finance leases in the amount of Ps. 228 and Ps. 217 as of December 31 and June 30, 2018, respectively.
(ii)
Includes Ps. 281,127 and Ps. 180,814 as of December 31 and June 30, 2018, respectively, corresponding to the Operations Center in Israel.

The following table describes the Group’s issuance of debt during the present period:

Entity	Class	Issuance / expansion date	Amount in original currency	Maturity date	Interest rate	Principal payment	Interest payment
Cresud	Class XXIV	Nov-18	USD 73.6	11/14/2020	9.00% n.a	At expiration	quarterly
Cellcom	SERIES K	Jul-18	NIS 220	07/05/2026	3.55% e.a.	Annual payments since 2021	annually	(1)
Cellcom	SERIES K	Dec-18	NIS 187	07/05/2026	3.55% e.a.	Annual payments since 2021	annually
Cellcom	SERIES L	Dec-18	NIS 213	01/05/2028	3.55% e.a.	Annual payments since 2023	annually
PBC	SERIES I	Jul-18	NIS 507	06/29/2029	3.95% e.a.	At expiration	quarterly	(1)
Gav - Yam	SERIES A	Jul-18	NIS 320	10/31/2023	3.55% e.a.	Annual payments since 2021	biannually
Gav - Yam	SERIES A	Dec-18	NIS 351	10/31/2023	3.55% e.a.	Annual payments since 2021	biannually
Gav - Yam	SERIES H	Sep-18	NIS 596	06/30/2034	2.55% e.a.	At expiration	annually	(1)

(1)
Corresponds to an expansion of the series.

IDBD

On August 9, 2018 the Board of Directors of IDBD resolved to perform a partial prepayment of series M debentures of IDBD which took place on August 28, 2018. The partial prepayment amounted to NIS 146 million (approximately Ps 1,491 as of the date of issuance of these financial statements) which represents a 14.02% of the remaining amount of series M debentures.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

21.
Taxes

The details of the Group’s income tax, is as follows:

	12.31.18	12.31.17
Current income tax	(626)	(1,093)
Deferred income tax	2,547	4,420
Income tax from continuing operations	1,921	3,327

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2018 and 2017:

	12.31.18	12.31.17
Tax calculated at the tax rates applicable to profits in the respective countries (*)	2,585	(3,563)
Permanent differences:
Share of (loss) / profit of joint ventures and associates	(183)	1,061
Tax rate differential	297	7,669
Taxable profit of non-argentinian holding subsidiaries	(45)	-
Provision for unrecoverability of tax loss carry-forwards / Unrecognized tax loss carry-forwards	(1,256)	(1,501)
Changes in fair value of financial instruments	93	-
Non-taxable profit, non-deductible expenses and others	144	219
Permanent inflation adjustment	286	(558)
Income tax from continuing operations	1,921	3,327

(*) The Income Tax rate in effect in Argentina as of December 31, 2017 was 35%, while as of December 31, 2018 is 30%. See Note 20 to the Annual Financial Statements.

The gross movement in the deferred income tax account is as follows:

	12.31.18	06.30.18
Beginning of period / year	(32,880)	(36,977)
Adjustments previous periods (IFRS 9 and 15)	(53)	-
Incorporated by business combination	-	3,804
Deconsolidation	-	-
Currency translation adjustment	(67)	(4,926)
Revaluation surplus	(521)	(89)
Reserve for changes of non-controlling interest	-	(19)
Use of tax loss carry-forwards	-	-
Charged to the Statement of Income	2,547	5,327
End of the period / year	(30,974)	(32,880)

Deferred income tax assets	1,437	1,498
Deferred income tax liabilities	(32,411)	(34,378)
Deferred income tax liabilities, net	(30,974)	(32,880)

22.
Revenues

	12.31.18	12.31.17
Beef	1,631	1,432
Crops	1,581	1,367
Sugarcane	1,065	914
Cattle	165	228
Supplies	242	136
Dairy	-	118
Consignment	288	112
Advertising and brokerage fees	158	105
Agricultural rental and other services	40	16
Other	54	265
Income from sales and services from agricultural business	5,224	4,693
Trading properties and developments	2,340	580
Communication services	11,937	10,613
Sale of communication equipment	3,704	3,480
Rental and services	8,672	8,095
Hotel operations, tourism services and others	1,226	777
Income from sales and services from urban properties and investment business	27,879	23,545
Total revenues	33,103	28,238

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

23.
Costs

	12.31.18	12.31.17
Other operative costs	10	13
Cost of property operations	10	13
Beef	1,413	1,345
Crops	1,501	1,035
Sugarcane	883	796
Cattle	221	237
Supplies	185	143
Dairy	-	86
Consignment	29	24
Advertising and brokerage fees	103	98
Agricultural rental and other services	110	75
Cost of sales and services from agricultural business	4,445	3,839
Trading properties and developments	1,866	550
Communication services	8,744	7,585
Sale of communication equipment	2,646	2,330
Rental and services	2,304	2,226
Revenue from supermarkets	-	56
Hotel operations, tourism services and others	724	676
Cost of sales and services from sales and services from urban properties and investment business	16,284	13,423
Total costs	20,739	17,275

24.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Production costs	Costs (i)	General and administrative expenses	Selling expenses	Total as of 12.31.18	Total as of 12.31.17

Cost of sale of goods and services	-	4,590	-	-	4,590	2,961
Supplies and labors	2,309	1,570	-	10	3,889	2,796
Cost of sale of agricultural products and biological assets	(35)	2,163	-	-	2,128	1,739
Salaries, social security costs and other personnel expenses	529	2,091	1,408	1,432	5,460	4,569
Depreciation and amortization	159	1,892	519	645	3,215	3,066
Fees and payments for services	11	1,916	768	54	2,749	2,433
Maintenance, security, cleaning, repairs and others	29	1,372	233	99	1,733	1,407
Advertising and other selling expenses	-	242	5	657	904	1,182
Taxes, rates and contributions	16	259	36	295	606	484
Interaction and roaming expenses	-	1,675	-	-	1,675	1,518
Fees to other operators	-	2,330	-	-	2,330	1,765
Director's fees	-	-	311	-	311	200
Leases and service charges	3	52	19	100	174	133
Allowance for doubtful accounts, net	-	2	8	248	258	146
Freights	22	1	-	168	191	291
Bank expenses	-	42	11	7	60	9
Commissions	-	-	-	-	-	21
Conditioning and clearance	-	-	-	35	35	53
Travel, library expenses and stationery	16	2	6	1	25	21
Other expenses	465	540	266	164	1,435	1,219
Total as of 12.31.18	3,524	20,739	3,590	3,915	31,768
Total as of 12.31.17	1,848	17,275	3,105	3,785		26,013

(i)
Includes Ps. 10 and Ps. 13 of other agricultural operating costs as of December 31, 2018 and 2017, respectively.

25.
 Other operating results, net

	12.31.18	12.31.17
Gain from commodity derivative financial instruments	176	38
Gain from disposal of subsidiaries and associates (i)	696	608
Impairment of associates and joint ventures (ii)	(130)	-
Donations	(42)	(46)
Lawsuits and other contingencies	(25)	575
Others	(154)	(69)
Total other operating results, net	521	1,106

(i)
As of December 31, 2018 and 2017 includes the result from the sale of the Group’s equity interest in Cyber Secdo and Rimon, respectively.
(ii)
See Note 35.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

26.
Financial results, net

	12.31.18	12.31.17
Financial income
Interest income	625	558
Foreign exchange gains	437	10
Dividends income	43	67
Other financial income	147	67
Total financial income	1,252	702
Financial costs
Interest expenses	(7,798)	(6,158)
Loss on debt swap	-	(3,486)
Foreign exchange losses	(2,309)	(10)
Other financial costs	(296)	(287)
Total financial costs	(10,403)	(9,941)
Capitalized finance costs	55	13
Total finance costs	(10,348)	(9,928)
Other financial results:
Fair value gains of financial assets and liabilities at fair value through profit or loss	1,000	976
Gain / (Loss) from repurchase of Non-convertible notes	53	(6)
(Loss) / Gain from derivative financial instruments (except commodities)	221	84
Gain on the revaluation of receivables arising from the sale of farmland	(1)	(12)
Total other financial results	1,273	1,042
Inflation adjustment	(127)	(21)
Total financial results, net	(7,950)	(8,205)

27.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2018 and June 30, 2018:

Item	12.31.18	06.30.18
Trade and other receivables	921	977
Investments in financial assets	159	172
Trade and other payables	(1,394)	(1,868)
Borrowings	(7)	(13)
Total	(321)	(732)

Related party	12.31.18	06.30.18	Description of transaction
Agro Uranga S.A.	6	34	Sale of goods and / or services receivable
Condor	159	172	Public companies' securities
	12	-	Dividends receivable
Cresca S.A.	(14)	(14)	Other liabilities
New Lipstick LLC	9	9	Reimbursement of expenses receivable
	773	746	Loans granted
Manibil S.A.	49	92	Contributions in advance
Uranga Traiding S.A.	(3)	-	Purchase of goods and / or services payable
Other associates and joint ventures (i)	2	3	Leases and/or rights of use receivable
	-	(1)	Leases and/or rights of use to pay
	-	(4)	Purchase of goods and / or services payable
	1	1	Shared-based compensation receivable
	13	9	Loans granted
	(7)	(13)	Loans payable
	6	6	Reimbursement of expenses receivable
	(1)	(1)	Reimbursement of expenses payable
Total associates and joint ventures	1,005	1,039

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	12.31.18	06.30.18	Description of transaction
CAMSA and its subsidiaries	(1,130)	(1,722)	Fees payable
	3	3	Reimbursement of expenses receivable
LRSA	-	37	Leases and/or rights of use receivable
	-	(1)	Reimbursement of expenses payable
	43	-	Loans granted
	2	-	Fees payable
	-	9	Dividends receivable
IRSA Real Estate Strategies LP	-	24	Dividends receivable
	3	3	Reimbursement of expenses
Other related parties (ii)	(11)	(14)	Other liabilities
	(2)	(3)	Legal services payable
	1	1	Leases and/or rights of use receivable
Total other related parties	(1,091)	(1,663)
Directors and Senior Management	(235)	(108)	Fees for services received
Total Directors and Senior Management	(235)	(108)
Total	(321)	(732)

(i)
Includes Agrofy Global, Lipstick Management LLC, Mehadrin, Banco Hipotecario S.A., Tarshop S.A., BACS, Puerto Retiro S.A., Austral Gold Ltd., Cyrsa S.A., Nuevo Puerto Santa Fe S.A. and Quality Invest S.A.
(ii)
Includes Estudio Zang, Bergel & Viñes, Museo de los Niños, Hamonet S.A., CAM Communication L.P., Gary Goldstein, Fundación IRSA, Lartiyrigoyen and SAMSA.

The following is a summary of the results with related parties for the six-month periods ended December 31, 2018 and 2017:

Related party	12.31.18	12.31.17	Description of transaction
Agrofy S.A.	2	2,112	Management fees / Directory
	-	957	Financial operations
Agro-Uranga S.A.	-	138	Sale of goods and/or services
BACS	16	8	Leases and/or rights of use
Condor	-	24	Financial operations
ISPRO-MEHADRIN	-	53	Corporate services
	-	570	Management fees / Directory
Other associates and joint ventures	22	14	Leases and/or rights of use
	-	2	Management fees / Directory
	26	-	Corporate services
	7	12	Financial operations
	1	-	Commissions
Total associates and joint ventures	74	3,891
CAMSA and its subsidiaries	-	(785)	Management fee
Taaman	-	78	Corporate services
Willi-Food International Ltd.	-	136	Corporate services
Other related parties (i)	21	(1)	Leases and/or rights of use
	(7)	-	Fees and remunerations
	3	4	Corporate services
	(1)	(8)	Legal services
	5	4	Financial operations
	(8)	(7)	Donations
	1	65	Commissions
Total other related parties	14	(515)
IFISA	-	60	Financial operations
Total Parent Company	-	60
Directors	(13)	(7)	Compensation of Directors and senior management
	(255)	(83)	Fees and remunerations
Senior Management	(14)	(135)	Compensation of Directors and senior management
Total Directors and Senior Management	(282)	(225)
Total	(194)	3,210

(i)
Includes Estudio Zang, Bergel & Viñes, Fundación IRSA, Ramat Hanassi, Austral Gold Argentina S.A., Isaac Elsztain e Hijos, Hamonet S.A., LRSA, TGLT, New Lipstick, BHN Vida S.A.and BHSA.
Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2018 and 2017:

Related party	12.31.18	12.31.17	Description of transaction
Uranga Trading S.A.	23	-	Irrevocable contributions
Manibil	-	65	Irrevocable contributions
Quality	19	-	Irrevocable contributions
Total contributions	42	65
Inversiones Financieras del Sur S.A.	-	125	Dividends paid
Total dividends paid	-	125
Agro-Uranga S.A.	13	6	Dividends received
Condor	38	-	Dividends received
Emco	8	-	Dividends received
La Rural S.A.	-	19	Dividends received
Manaman	23	-	Dividends received
Mehadrin	54	-	Dividends received
Nuevo Puerto Santa Fe S.A.	9	-	Dividends received
Nave by the sea	28	-	Dividends received
Total dividends received	173	25
Inversiones Financieras del Sur S.A.	-	2,911	Acquisition of non-controlling interest
Total other transactions	-	2,911

28.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to this Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 - Investment properties
Note 9 - Property, plant and equipment
Exhibit B - Intangible assets	Note 11 - Intangible assets
Exhibit C - Equity investments	Note 7 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 14 - Financial instruments by category
Exhibit E - Provisions	Note 19 - Provisions
Exhibit F - Cost of sales and services provided	Note 29 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 30 - Foreign currency assets and liabilities

29.
Cost of goods sold and services provided

Description	Cost of sales and services from agricultural business (i)	Cost of sales and services from sales and services from urban properties and investment business (ii) (iii)	Total as of 12.31.18	Total as of 12.31.17
Inventories at the beginning of the period / year	3,518	13,466	16,984	18,056
Adjustment previous periods (IFRS 15)	-	(4,804)	(4,804)	-
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	23	-	23	(639)
Changes in the net realizable value of agricultural products after harvest	(56)	-	(56)	19
Capitalized finance costs	-	28	28	4
Currency translation adjustment	(48)	(835)	(883)	904
Transfers	-	555	555	(703)
Harvest	1,621	-	1,621	1,454
Acquisitions and classifications	2,978	22,245	25,223	53,128
Consume	(1,130)	-	(1,130)	(837)
Disposals due to advance in work in progress	-	(138)	(138)	-
Expenses incurred	685	-	685	864
Inventories at the end of the period / year	(3,146)	(8,122)	(11,268)	(18,052)
Cost as of 12.31.18	4,445	22,395	26,840	-
Cost as of 12.31.17	3,839	50,359	-	54,198

(i)
Includes biological assets (see Note 12).
(ii)
Includes trading properties (see Note 10).
(ii)
It includes costs for an amount of Ps. 6,111 and Ps. 36,936 that were exposed as discontinued operations as of December 31, 2018 and 2017.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

30.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item (3) / Currency	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 12.31.18	Total as of 06.30.18
Assets
Trade and other receivables
US Dollar	74	37.50	2,764	2,696
Euros	4	42.84	160	227
Chilean Pesos	-	0.05	-	5
Trade and other receivables related parties
US Dollar	-	37.50	-	1,741
Total Trade and other receivables			2,924	4,669
Investment in financial assets
US Dollar	62	37.50	2,336	4,861
Pounds	1	47.60	41	50
Total Investment in financial assets			2,377	4,911
Derivative financial instruments
US Dollar	1	37.50	43	55
Total Derivative financial instruments			43	55
Cash and cash equivalents
US Dollar	282	37.50	10,572	10,270
Euros	2	42.84	72	84
Brazilian Reais	-	9.25	-	-
Chilean Pesos	18	0.05	1	1
Uruguayan pesos	-	1.16	-	-
Total Cash and cash equivalents			10,645	10,355

Liabilities
Trade and other payables
US Dollar	183	37.70	6,911	4,080
Euros	2	43.16	81	112
Chilean pesos	-	0.05	-	1
Trade and other payables related parties
US Dollar	-	37.70	-	(4)
Total Trade and other payables			6,992	4,189
Borrowings
US Dollar	1,263	37.70	47,612	45,798
Borrowings
US Dollar	1	37.70	38	-
Total Borrowings			47,650	45,798
Derivative financial instruments
US Dollar	2	37.70	69	(14)
Total Derivative financial instruments			69	(14)

(1)
Exchange rates as of December 31, 2018 and June 30, 2018, respectively according to Banco Nación Argentina.
(2)
Considering foreign currencies those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(3)
The Company uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 14).

31.
Groups of assets and liabilities held for sale

As mentioned in Note 4 to the Annual Financial Statements, the Group has certain assets and liabilities classified as held for sale. The following table shows the main ones:

	12.31.18	06.30.18
Property, plant and equipment	3,603	3,439
Intangible assets	-	41
Investments in associates	362	60
Deferred income tax assets	80	131
Investment properties	905	664
Income tax credit	11	-
Trade and other receivables	1,692	1,841
Cash and cash equivalents	1,147	442
Total group of assets held for sale	7,800	6,618
Trade and other payables	2,898	2,495
Employee benefits	181	191
Deferred and current income tax liability	10	20
Borrowings	1,500	1,428
Total group of liabilities held for sale	4,589	4,134
Total net financial assets held for sale	3,211	2,484

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

32.
Results from discontinued operations

The results from operations of Shufersal for the period ended December 31, 2017 and the results from Israir and IDB Tourism for both periods; have been reclassified in the Statements of Income under discontinued operations.

	12.31.18	12.31.17
Revenues	7,005	48,873
Costs	(6,111)	(36,936)
Gross profit	894	11,937
Net gain from fair value adjustment of investment properties	-	71
General and administrative expenses	(237)	(870)
Selling expenses	(272)	(8,929)
Other operating results, net	294	(168)
(Loss) / Profit from operations	679	2,041
Share of profit of joint ventures and associates	27	43
(Loss) / Profit from operations before financing and taxation	706	2,084
Financial income	57	71
Finance costs	(69)	(540)
Other financial results	23	(6)
Financial results, net	11	(475)
(Loss) / Profit before income tax	717	1,609
Income tax	-	(318)
(Loss) / Profit for the period from discontinued operations	717	1,291

(Loss) / Profit for the period from discontinued operations attributable to:
Equity holders of the parent	734	430
Non-controlling interest	(17)	861

(Loss) / Profit per share from discontinued operations attributable to equity holders of the parent:
Basic	0.96	0.86
Diluted	0.93	0.86

As of December 31, 2017, Ps. 43,275 of the total revenues from discontinued operations and Ps 975 of the total profit from discontinued operations correspond to Shufersal.

33.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Gral. Rivas 401, Avellaneda, Province of Buenos Aires
Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which company is a supplier of the Group and where Group’s documentation was being kept. Based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

34.
Other relevant events of the period

Class action

Based on the resolution adopted by the New York Court in the class action filed against IRSA Inversiones y Representaciones S.A. and the Company that was dismissed by a resolution adopted by said Court on September 10, 2018, the plaintiffs of the Company filed a motion recognizing that, based on the provisions of the Court in the aforementioned resolution, the action for dismissal could eventually be dismissed. class initiated against Cresud, reserving the right to appeal to them.

The Company maintains that the allegations are unfounded and will continue to make a firm defense. See Note 20 to the Annual Financial Statements.

DIC class action

On October 3, 2018 it was sent an action and a motion to approve that action as a class action (jointly – the "Motion"), which had been filed with the District Court of Tel Aviv Yafo (the "Court") against the Group; against Mr. Eduardo Elsztain, the controlling person of the Company (the "Controlling Person"), who serves as chairman of the Company's board of directors; against directors serving in the Group who have an interest in the Controlling Person; and against additional directors and officers serving in the Company (all jointly – the "Respondents"), in connection with the exit of the Company's share, on February 1, 2018, from the TA 90 and TA 125 indices, whereon it had been traded on the Tel Aviv Stock Exchange Ltd. up to that date (the "Indices"), by an applicant alleging to have held the Group's shares prior to February 1, 2018 and thereafter (the "Applicant").

In the Motion, the Court is requested, inter alia, to approve the action as a class action and to charge the Respondents with compensating the members of the group according to the damage caused them. The estimated amount is approximately NIS 17.6 million.

The Company believes that it acted lawfully and as required in all that pertains to the subject of the Motion, and accordingly, after having preliminarily reviewed the Group's Motion, feels that it is unfounded.

IDBD class action

On October 3, 2018, an action and a motion to approve a class action had been filed with the District Court in Tel Aviv Yafo (jointly – the "Motion"). The Motion had been filed, against the IDBD, against Dolphin IL, against Mr. Eduardo Elsztain and against the Official Receiver, and in it, the court was requested to hold that the Transaction was not in compliance with the provisions of the Centralization Law, to appoint a trustee over DIC's shares owned by the respondents and to order the payment of monetary damages to the public shareholders in DIC for the alleged preservation of the pyramidal structure in IDBD, at a scope of between NIS 58 and 73 million.

The bulk of the Applicant's allegations is that the Group continues to be the Controlling Person in DIC (potentially and effectively) even after the completion of the sale od DIC shares to DIL as described in Note 4 in the annual financial statements (the “transaction”) and that the controlling person of the IDBD (in his capacity as chairman of the board of directors and controlling person of DIC as well) had a personal interest separate from the personal interest of the minority shareholders in DIC, in the manner of implementation of the Centralization Law's provisions, and that he and the Group breached the duty of good faith and the duty of decency toward DIC, and additionally the controlling person of IDBD breached his duty of trust and duty of care toward DIC, this being, allegedly, due to the fact that the decision regarding the preferred alternative for complying with the Centralization Law's Provisions was not brought before DIC's general meeting. The Applicant further alleges deprivation of the minority shareholders in DIC.

Having preliminarily reviewed the Motion, the Management feels that it is unfounded and that it will not change the fact that after the making of the Transaction, IDBD complies with the provisions of the Centralization Law, all as set forth in the Company's reports.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

35.
Subsequent events

Partial sale of Clal

On January 2, 2019 continuing with the instructions given by the Commissioner of Capital Markets, Insurance and Savings of Israel, IDBD has sold 4.5% of its stake in Clal through a swap transaction in the same conditions that applied to the swap transactions performed in the preceding months of May and August 2017, January, May and August 2018 described in Note 4 to the Annual Consolidated Financial Statements. The consideration was set at an amount of approximately NIS 127 million (equivalent to approximately Ps. 1,270 as of the transaction date). After the completion of the transaction, IDBD’s interest in Clal was reduced to 25.3% of its share capital.

Additionally, on January 2, 2019 the swap transaction was completed with respect to 555,788 shares of Clal, which constitute 1% of the issued capital of Clal. It is hereby clarified that the terms of the swap transaction will remain in effect with respect to the balance of shares of Clal which are the subject of the swap transaction, which constitute approximately 29% of the issued capital of Clal as of the date of these financial statements.

DIC buyback plan

As indicated in Note 4 to these financial statements, DIC Board of Directors approved a plan to buy back DIC shares. During January and February of 2019 DIC acquired 10.1 million additional shares for a total amount of NIS 96 (approximately Ps. 969 as of the date of these financial statements), and the market holding after these repurchases amounted to 15.92%.

Sale of Tarshop

On February 14, 2019, the Group sold its entire stake in Tarshop to BHSA. With this acquisition BHSA. will become the holder of 100% of the capital of said company. The price of the operation was established at USD 0.1, which have already been received.

The parties agreed that the seller will be entitled to a variable compensation, if the buyer, in a period not exceeding 2 years, sell all or part of the participation to a third party.

The result transcended to third parties for this transaction was approximately Ps. 66.

Payment of management fee

On January 10, 2019, the deferred fees for the 2012-2016 period and the accrued fees from 2017 to June 2018 corresponding to the management agreement signed with CAMSA for the total amount of $ 1,130 were paid. The payment was made approximately one third in cash, one third with shares of IRSA and one third with shares of IRSA CP, both owned by the Company. The aforementioned payment was approved by the Board of Directors of the Company and the Audit Committee.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria. and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed interim consolidated statements of financial position as of December 31, 2018, and the unaudited condensed interim consolidated statement of comprehensive income for the six and three-month period ended December 31, 2018 and the unaudited condensed interim consolidated statement of changes in shareholders’ equity and the unaudited condensed interim consolidated statement of cash flows for the six-month period ended December 31, 2018 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason, is responsible for the preparation and presentation of the unaudited condensed interim consolidated financial statements mentioned in first paragraph according to the International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34).

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated statement of financial position, the consolidated statement of comprehensive income and consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

c)
we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
as of December 31, 2018, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 13,152,681 which was no callable at that date.

Autonomous City of Buenos Aires, March 1, 2019

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2018 and for the period of six months ending on that date, presented in comparative form.

Véase nuestro informe de fecha 09/11/18
PRICE WATERHOUSE & Co. S.R.L.
C.P.C.E.C.A.B.A. T° 1 F° 17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2018 and June 30, 2018
(All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.18	06.30.18
ASSETS
Non-current assets
Investment properties	7	67	65
Property, plant and equipment	8	3,332	3,302
Intangible assets	9	122	126
Biological assets	10	691	835
Investments in subsidiaries, associates and joint ventures	6	35,098	38,362
Deferred income tax assets	18	865	820
Income tax and minimum presumed income tax credit		30	48
Trade and other receivables	13	550	511
Total Non-current assets		40,755	44,069
Current assets
Biological assets	10	1,004	479
Inventories	11	1,173	1,314
Restricted assets	12	3	4
Trade and other receivables	13	1,213	1,104
Investment in financial assets	12	147	-
Derivative financial instruments	12	102	17
Cash and cash equivalents	12	527	245
Total Current assets		4,169	3,163
TOTAL ASSETS		44,924	47,232
SHAREHOLDERS’ EQUITY
Shareholders´ equity (according to corresponding statements)		26,050	30,524
TOTAL SHAREHOLDERS' EQUITY		26,050	30,524
LIABILITIES
Non-current liabilities
Borrowings	17	8,085	6,249
Provisions	16	9	13
Total Non-current liabilities		8,094	6,262
Current liabilities
Trade and other payables	15	2,417	2,280
Income tax and minimum presumed income tax to paid		40	61
Payroll and social security liabilities		101	183
Borrowings	17	8,218	7,874
Derivative financial instruments	12	1	47
Provisions	16	3	1
Total Current liabilities		10,780	10,446
TOTAL LIABILITIES		18,874	16,708
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		44,924	47,232

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income and Other Comprehensive Income for the six and three month periods ended December 31, 2018 and 2017
 (All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months			Three months
	Note	12.31.18		12.31.17	12.31.18		12.31.17
Revenues	19	1,252		1,560	477		878
Costs	20	(1,128)		(1,142)	(449)		(643)
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest		(96)		(176)	(96)		(133)
Changes in the net realizable value of agricultural products after harvest		58		77	58		29
Gross profit / (loss)		86		319	(10)		131
Net gain from fair value adjustment of investment properties		2		-	(32)		-
General and administrative expenses	21	(151)		(161)	(45)		(87)
Selling expenses	21	(208)		(359)	(60)		(195)
Other operating results, net	22	9		61	(176)		65
Management fees		-		(785)	356		(739)
(Loss) / Profit from operations		(262)		(925)	33		(825)
Share of (loss) / profit of subsidiaries, associates and joint ventures	6	(2,988)		6,415	(8,216)		6,742
(Loss) / Profit before financing and taxation		(3,250)		5,490	(8,183)		5,917
Finance income	23	143		(3)	(750)		(22)
Finance costs	23	(1,177)		(195)	12,142		692
Other financial results	23	(117)		13	279		(3)
Result from exposure to changes in the purchasing power of the currency	23	286		115	7,634		866
Financial results, net	23	(865)		(70)	19,305		1,533
(Loss) / Profit before income tax		(4,115)		5,420	11,122		7,450
Income tax	18	45		130	(1,258)		(16)
(Loss) / Profit for the period		(4,070)		5,550	9,864		7,434

Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries and associates		167		(1,794)	(13,435)		(1,646)
Participation in other comprehensive results of subsidiaries and associates		334		(76)	-		-
Other comprehensive income / (loss) for the period		501		(1,870)	(13,435)		(1,646)
(Loss) / Income and Other Comprehensive (Loss) / Income for the period		(3,569)		3,680	(3,571)		5,788

(Loss) / Profit per share attributable to equity holders of the parent during the period:
Basic		(8.374)		7.515	(7.564)		11.520
Diluted		(8.374)	(i)	7.480	(7.564)	(i)	11.466

(i)
Since the result of the period showed loss, there is no dilutive effect of said result.
The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

)
Alejandro G. Elsztain Vice President II acting as President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2018
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2018	482	20	5,396	6,072	53	213	3,380	4,112	10,796	30,524
Adjustments previous periods (IFRS 9 and 15) (Note 2.2)	-	-	-	-	-	-	-	-	(120)	(120)
Adjusted balance as of June 30, 2018	482	20	5,396	6,072	53	213	3,380	4,112	10,676	30,404
Loss for the period	-	-	-	-	-	-	-	-	(4,070)	(4,070)
Other comprehensive income for the period	-	-	-	-	-	-	-	501	-	501
Total comprehensive loss for the period	-	-	-	-	-	-	-	501	(4,070)	(3,569)
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 29, 2018:
- Results distribution	-	-	-	-	-	-	-	18,650	(18,650)	-
- Treasury shares distribution	21	(21)	-	-	-	-	-	-	-	-
Reversal by sale of investment properties	-	-	-	-	-	-	-	(21)	21	-
Reserve for share-based payments	-	-	-	-	-	-	-	4	-	4
Acquisition of treasury stock	(6)	6	-	-	-	-	-	(283)	-	(283)
Changes in non-controlling interest	-	-	-	-	-	-	-	(506)	-	(506)
Balance as of December 31, 2018	497	5	5,396	6,072	53	213	3,380	22,457	(12,023)	26,050

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
(i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of December 31, 2018 and June 30, 2018, respectively.
(ii) Corresponding to General Resolution 609/12 of the National Securities Commission.
(iii) Group’s Other reserves at December 31, 2018 are comprised as:
	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income / (loss)	Reserve for share-based payments	Special reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2018	(1,098)	(1,404)	3,937	47	100	2,263	217	50	4,112
Other comprehensive income for the period	-	-	167	334	-	-	-	-	501
Total comprehensive income for the period	-	-	167	334	-	-	-	-	501
As provided by Ordinary and Extraordinary Shareholders´ Meeting held on October 29, 2018:
- Results distribution	-	-	-	-	-	18,650	-	-	18,650
- Treasury shares distribution	849	-	-	-	-	(849)	-	-	-
Reversal by sale of investment properties	-	-	-	(21)	-	-	-	-	(21)
Reserve for share-based payments	-	-	-	-	-	-	4	-	4
Acquisition of treasury stock	(283)	-	-	-	-	-	-	-	(283)
Changes in non-controlling interest	-	(506)	-	-	-	-	-	-	(506)
Balance as of December 31, 2018	(532)	(1,910)	4,104	360	100	20,064	221	50	22,457

)
Alejandro G. Elsztain Vice President II acting as President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2017
(All amounts in millions, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
	Share capital	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve RG 609/12 (ii)	Other reserves (iii)	Retained earnings	Total Shareholders' equity
Balance as of June 30, 2017	499	2	5,396	6,072	52	163	3,380	4,661	10,626	30,851
Profit for the period	-	-	-	-	-	-	-	-	5,550	5,550
Other comprehensive loss for the period	-	-	-	-	-	-	-	(1,870)	-	(1,870)
Total comprehensive (loss) income for the period	-	-	-	-	-	-	-	(1,870)	5,550	3,680
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 31, 2017:
- Legal reserve	-	-	-	-	-	51	-	-	(51)	-
- New projects reserve	-	-	-	-	-	-	-	2,263	(2,263)	-
- Cash dividends distribution	-	-	-	-	-	-	-	-	(611)	(611)
Changes in non-controlling interest	-	-	-	-	-	-	-	830	-	830
Reserve for share-based payments	-	-	-	-	-	-	-	3	-	3
Changes in interest in subsidiaries	-	-	-	-	-	-	-	-	-	-
Balance as of December 31, 2017	499	2	5,396	6,072	52	214	3,380	5,887	13,251	34,753

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
   (i)
Includes Ps. 1 and Ps. 1 of inflation adjustment of Treasury shares as of December 31, 2017 and June 30, 2017, respectively.
   (ii)       Corresponding to General Resolution 609/12 of the National Securities Commission.
   (ii)
Group’s Other reserves at December 31, 2017 are comprised as:
	Cost of treasury shares	Changes in non-controlling interest	Reserve for currency translation adjustment	Other comprehensive income / (loss)	Reserve for share-based payments	Special reserves	Other subsidiary reserves	Reserve for the acquisition of securities issued by the Company	Total Other reserves
Balance as of June 30, 2017	(80)	-	4,363	45	275	-	8	50	4,661
Other comprehensive loss for the period	-	-	(1,794)	(76)	-	-	-	-	(1,870)
Total comprehensive loss for the period	-	-	(1,794)	(76)	-	-	-	-	(1,870)
As provided by Ordinary Shareholders’ Meeting held and Extraordinary Shareholders’ Meeting held on October 31, 2017:
- New projects reserve	-	-	-	-	-	2,263	-	-	2,263
- Cash dividends distribution	-	-	-	-	-	-	-	-	-
Changes in non-controlling interest	-	830	-	-	-	-	-	-	830
Reserve for share-based payments	-	-	-	-	3	-	-	-	3
Changes in interest in subsidiaries	-	-	-	-	-	-	-	-	-
Balance as of December 31, 2017	(80)	830	2,569	(31)	278	2,263	8	50	5,887

)
Alejandro G. Elsztain Vice President II acting as President

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2018 and 2017
(All amounts in millions of Argentine Pesos, except as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.18	12.31.17
Operating activities:
Cash used in operations	14	(1,852)	(853)
Net cash used in operating activities		(1,852)	(853)
Investing activities:
Capital contribution to subsidiaries, associates and joint ventures	6	(61)	(1)
Sale of interest in subsidiaries, associates and joint ventures		-	78
Acquisition of property, plant and equipment	8	(72)	(75)
Proceeds from sale of property, plant and equipment		2	13
Proceeds from sale of farmlands		-	10
Acquisition of investment in financial assets		(3,755)	(2,520)
Proceeds from disposals of investment in financial assets		3,622	2,702
Advance payments		(21)	(7)
Sale of farmlands advances		-	117
Dividends received		198	1,436
Net cash (used in) / generated from investing activities		(87)	1,753
Financing activities:
Repurchase of non-convertible notes		(525)	(6)
Borrowings		2,343	1,731
Payment of borrowings		(1,009)	(1,813)
Obtaining / (payment) of short term loans, net		1,950	(30)
Payments / (proceeds) from derivative financial instruments		(47)	1
Purchase of treasury stock		(283)	-
Payment of seller financing		(2)	-
Dividends paid		-	(611)
Interest paid		(211)	(108)
Net cash generated from / (used in) financing activities		2,216	(836)
Net increase in cash and cash equivalents		277	64
Cash and cash equivalents at beginning of the period		245	68
Result from exposure to inflation on cash and cash equivalents		1	1
Currency translation adjustment on cash and cash equivalents		4	33
Cash and cash equivalents at the end of the period		527	166

  The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
)
Alejandro G. Elsztain Vice President II acting as President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

1.
General information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on March 1, 2019.

2.
Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.
Basis of preparation

The National Securities Commission (CNV), in Title IV "Periodic Information Regime" - Chapter III "Rules relating to the presentation and valuation of financial statements" - Article 1, of its standards, has established the application of the Technical Resolution No. 26 (RT 26) of the FACPCE and its amendments, which adopt FRS, issued by the IASB, for certain companies included in the public offering regime of Law No. 26,831, either because of its stock or its non-convertible notes, or that have requested authorization to be included in the aforementioned regime.

For the preparation of these solo financial statements, the Company has use the option provided in IAS 34, and has prepared them in condensed form. Therefore, these financial statements do not include all the information required in a complete set of annual financial statements and, consequently, their reading is recommended together with the annual financial statements as of June 30, 2018.

In view of what has been mentioned in the preceding paragraphs, the management of the Company has prepared these financial statements in accordance with the accounting principles established by the CNV, which is based on the application of IFRS, in particular of IAS 34, with the only exception to the application of IAS 29 (which determines the mandatory restatement of financial statements), excluded by the CNV from its accounting framework.

Additionally, the information required by the CNV indicated in article 1, Chapter III, Title IV of RG N ° 622/13 has been included. This information is included in a note to these solo financial statements.

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated in the non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is Approximate or exceed 100%. Accumulated inflation in three years is over 100%. It is for this reason that, in accordance with IAS 29, the Argentine economy must be considered as high inflation starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018.

6

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

- Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.
- Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.
- All items in the statement of income are restated applying the relevant conversion factors.
- The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net, in the item “Income / (loss) from exposure to changes in the currency’s purchasing power”.
- Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

- Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later.
- The resulting amount was included in the “Capital adjustment” account.
- The conversion difference was restated in real terms (as applicable).
- Other comprehensive income / (loss) was restated as from each accounting allocation.
- The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

2.2.
Accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Financial Statements are consistent with those applied in the Annual Consolidated Financial Statements as of June 30, 2018.

As described in Note 2.2 to the Annual Consolidated Financial Statements, the Company, mainly through its subsidiaries, adopted IFRS 15 “Revenues from contracts with customers” and IFRS 9 “Financial instruments” in the present fiscal year using the modified retrospective approach, so that the cumulative impact of the adoption was recognized in the retained earnings at the beginning, and the comparative figures have not been modified due to this adoption.

7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The main changes are the following:

IFRS 15: Revenues from contracts with customers

The standard introduces a new five-step model for recognizing revenue from contracts with customers:
1.
Identifying the contract with the customer.
2.
Identifying separate performance obligations in the contract.
3.
Determining the transaction price.
4.
Allocating the transaction price to separate performance obligations.
5.
Recognizing revenue when the performance obligations are satisfied.

IFRS 9: Financial instruments

The new standard includes a new model of "expected credit loss" for receivables or other assets not measured at fair value. The new model presents a dual measurement approach for impairment: if the credit risk of a financial asset has not increased significantly since its initial recognition, an allowance for impairment will be recorded in the amount of expected credit losses resulting from the possible non- compliance events within a certain period. If the credit risk has increased significantly, in most cases the allowance will increase and the amount of the expected losses should be recorded.

In accordance with the new standard, in cases where a change in terms or exchange of financial liabilities is immaterial and does not lead, at the time of analysis, to the reduction of the previous liability and recognition of the new liability, the new cash flows must be discounted at the original effective interest rate, recording the impact of the difference between the present value of the financial liability that has the new terms and the present value of the original financial liability in net income.

2.3.
Comparative information

The balances as of June 30, 2018 and December 31, 2017, which are disclosed for comparative purposes, arise from the financial statements at such dates restated in accordance with IAS 29.

2.4.
Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Separate Financial Statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the Separate Financial Statements for the fiscal year ended June 30, 2018, described in Note 3 to them.

8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

3.
Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between January and September every year. Wheat is generally harvested between November and February every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

4.
Acquisitions and disposals
See summary of acquisitions and additional disposals of the Company for the six-month period ended December 31, 2018 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.
Financial risk management and fair value estimates

5.1.        Financial risk

The Company’s activities are exposed to several financial risks, market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the Annual Separate Financial Statements as of June 30, 2018. There have been no significant changes in the risk management or risk management policies applied by the Company since the fiscal year.

5.2.         Fair value estimates

Since June 30, 2018, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets, liabilities or biological assets (either measured at fair value or amortized cost). Nor there have been transfers between the several hierarchies used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

6.
Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several subsidiaries, associates and joint ventures.
Set out below are the changes in Company’s investment in subsidiaries and associates for the six-month period ended December 31, 2018 and for the fiscal year ended June 30, 2018:

	12.31.18	06.30.18
Beginning of the period / year	38,362	33,715
Purchase of subsidiaries	943	-
Changes in non-controlling interest (i)	(506)	(1,472)
Capital contribution	66	268
Disposal of interest in subsidiaries	-	(14)
Share of profit of subsidiaries and associates	(2,988)	7,667
Foreign exchange gains	167	(356)
Others changes in subsidiaries’ equity	-	59
Adjustments previous periods (IFRS 9 and 15)	(120)	-
Impairment of interest in subsidiaries	(142)	-
Share of changes in subsidiaries’ equity	334	33
Reserve for share-based payments	4	4
Dividends distributed	(1,022)	(1,542)
End of the period / year	35,098	38,362

(i)
 Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

See changes in Company’s investment in associates and joint ventures for the six-month period ended December 31, 2018 in Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements and for the year ended June 30, 2018 in Note 8 to the Annual Consolidated Financial Statements.

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	% of ownership interest		Registered value		Entity's interest in comprehensive income / (loss)						Last financial statement issued
Name of the entity	12.31.18	06.30.18	12.31.18	06.30.18	12.31.18	12.31.17	Market value as of 12.31.18	Place of business / country of incorporation	Main activity	Amount of common shares 1 vote	Common shares (nominal value)	Income /(loss) for the period	Shareholders' equity
Subsidiaries
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	43.29%	43.29%	4,716	3,916	489	561	15.61	Brazil	Agricultural	23,291,500	875	1,010	8,607
Agropecuaria Santa Cruz de la Sierras S.A. (formerly Doneldon S.A.)	100.00%	100.00%	937	877	58	(15)	Not publicly traded	Uruguay	Investment	267,000,472	267	37	937
Futuros y opciones.Com S.A.	50.10%	50.10%	172	113	78	13	Not publicly traded	Argentina	Brokerage	817,683	2	156	343
Amauta Agro S.A. (formerly FyO Trading S.A.)	2.20%	2.20%	1	-	-	-	Not publicly traded	Argentina	Brokerage	505,603	23	23	50
FyO Acopio S.A. (continuadora de Granos Olavarría S.A.)	2.20%	2.20%	4	3	1	-	Not publicly traded	Argentina	Warehousing and Brokerage	11,264	1	63	194
Helmir S.A.	100.00%	100.00%	1,085	1,081	9	38	Not publicly traded	Uruguay	Investment	90,624,298	91	(1)	1,101
Sociedad Anómina Carnes Pampeanas S.A.	99.70%	99.68%	258	243	(27)	(96)	Not publicly traded	Argentina	Agroindustrial	496,050,302	498	(27)	259
IRSA Inversiones y Representaciones Sociedad Anónima	63.36%	63.36%	26,756	31,946	(3,427)	4,120	48.05	Argentina	Real Estate	364,599,461	575	(5,324)	42,149
IRSA Propiedades Comerciales S.A.	3.23%	0.00%	980	-	-	-	189.50	Argentina	Real Estate	4,043,820	126	(4,360)	41,880
Total Subsidiaries			34,909	38,179	(2,819)	4,621

Associates
Agrouranga S.A.	35.72%	35.72%	152	183	1	-	Not publicly traded	Argentina	Agricultural	2,590,466	7	5	76
Uranga Trading S.A.	35.72%	-	37	-	(3)	-	Not publicly traded	Argentina	Marketing, warehousing and processing	653,369	2	(7)	104
Total Associates			189	183	(2)	-
Total Investments in subsidiaries, associates and join ventures			35,098	38,362	(2,821)	4,621

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

7.
Investment properties

Changes in Company’s investment properties for the six-month period ended December 31, 2018 and for the fiscal year ended June 30, 2018 were as follows:

	12.31.18	06.30.18
Beginning of the period / year	65	8
Reclassification of property, plant and equipment (i)	-	55
Changes in fair value	2	2
End of the period / year	67	65

The following amounts have been recognized in the Statement of Income and Other Comprehensive Income:
	12.31.18	12.31.17
Rental and services income (Note 19)	40	2
Direct operating expenses (Note 20)	38	3

8.
Property, plant and equipment

Changes in Company’s property, plant and equipment for the six-month period ended December 31, 2018 and for the fiscal year ended June 30, 2018 were as follows:

	Owner occupied farmland (ii)	Others	Total as of 12.31.18	Total as of 06.30.18

Costs	3,554	165	3,719	4,154
Accumulated depreciation	(339)	(78)	(417)	(473)
Net book amount at the beginning of the period / year	3,215	87	3,302	3,681

Additions	68	4	72	150
Disposals	-	(1)	(1)	(362)
Reclassifications to investment properties	-	-	-	(55)
Impairment	-	-	-	(28)
Depreciation charge (i)	(29)	(12)	(41)	(84)
Balances at the end of the period / year	3,254	78	3,332	3,302

Costs	3,622	167	3,789	3,719
Accumulated depreciation	(368)	(89)	(457)	(417)
Net book amount at the end of the period / year	3,254	78	3,332	3,302

(i)
For the fiscal years ended December 31, 2018 and June 30, 2018, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 8 and Ps. 13 in "Costs"; Ps. 3 and Ps. 5 in “General and administrative expenses” in “the Statement of Income and Other Comprehensive Income"; Ps. 30 and Ps. 66 were capitalized as part of the biological assets costs.
(ii)  Includes farms, buildings and facilities of farmlands properties.

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Intangible assets

Changes in Company’s intangible assets for the six-month period ended as of December 31, 2018 and for the fiscal year ended as of June 30, 2018 were as follows:

	Computer software	Rights of use	Total as of 12.31.18	Total as of 06.30.18
Costs	7	188	195	194
Accumulated amortization	(4)	(65)	(69)	(61)
Net book amount at the beginning of the period / year	3	123	126	133
Additions	-	-	-	1
Amortization charges (i)	(1)	(3)	(4)	(8)
Balances at the end of the period / year	2	120	122	126
Costs	7	188	195	195
Accumulated amortization	(5)	(68)	(73)	(69)
Net book amount at the end of the period / year	2	120	122	126

(i)
 Amortization charges are included in “General and administrative expenses” in the Statement of Income and Other Comprehensive Income. There are no impairment charges for any of the years presented.

10.
Biological assets

Changes in the Company’s biological assets for the six-month period ended as of December 31, 2018 and for the fiscal year ended as of June 30, 2018 were as follows:

	Sown land-crops		Breeding cattle	Other cattle	Others	Total as of 12.31.18	Total as of 06.30.18
	Level 1	Level 3	Level 2	Level 2	Level 1
Net book amount at the beginning of the period / year	36	316	921	22	19	1,314	1,588
Purchases	-	-	1	2	-	3	14
Changes by transformation	(21)	21	-	-	-	-	-
Initial recognition and changes in the fair value of biological assets	-	60	(158)	(8)	-	(106)	51
Decrease due to harvest	-	(610)	-	-	-	(610)	(1,881)
Sales	-	-	(140)	(1)	-	(141)	(454)
Consumes	-	-	(1)	-	(1)	(2)	(7)
Costs for the period	728	283	218	5	3	1,237	2,003
Balances at the end of the period / year	743	70	841	20	21	1,695	1,314

Non-current (production)	-	-	654	16	21	691	835
Current (consumable)	743	70	187	4	-	1,004	479
Net book amount at the end of the period / year	743	70	841	20	21	1,695	1,314

During the six-month period ended December 31, 2018 and the year ended June 30, 2018 there have been no transfers between the several tiers used in estimating the fair value of the Company’s biological assets, or reclassifications among their respective categories.

See information on valuation processes used by the entity in Note 13 to the Consolidated Financial Statements as of June 30, 2018.

As of December 31, 2018 and June 30, 2018, the better and maximum use of biological assets shall not significantly differ from the current use.

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

11.
Inventories

Breakdown of Company’s inventories as of December 31, 2018 and June 30, 2018 are as follows:

	12.31.18	06.30.18
Current
Crops	534	892
Materials and supplies	442	230
Seeds and fodders	197	192
Total inventories	1,173	1,314

As of December 31, 2018 and June 30, 2018 the cost of inventories recognized as expense amounted to Ps. 937 and Ps. 1,592, respectively and they have been included in “Costs” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income.

12.
Financial instruments by category

Determining fair values

See determination of the fair value of the Company's financial instruments in Note 15 to the Annual Consolidated Financial Statements as of June 30, 2018.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of December 31, 2018 and June 30, 2018 and their allocation to the fair value hierarchy:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
December 31, 2018		Level 1

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	1,245	-	1,245	527	1,772
Investment in financial assets	-	147	147	-	147
Derivative financial instruments	-	102	102	-	102
Restricted assets (i)	3	-	3	-	3
Cash and cash equivalents	480	47	527	-	527
Total assets	1,728	296	2,024	527	2,551

(i) Corresponds to the employee capitalization plan.

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and other payables (Note 15)	2,189	-	2,189	228	2,417
Borrowings (excluding finance lease liabilities) (Note 17)	16,298	-	16,298	-	16,298
Finance lease obligations (Note 17)	5	-	5	-	5
Derivative financial instruments	-	1	1	-	1
Total liabilities	18,492	1	18,493	228	18,721

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Subtotal financial assets	Non-financial assets	Total
June 30, 2018		Level 1

Assets as per statement of financial position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 13)	1,361	-	1,361	265	1,626
Derivative financial instruments	-	17	17	-	17
Restricted assets (i)	4	-	4	-	4
Cash and cash equivalents	6	239	245	-	245
Total assets	1,371	256	1,627	265	1,892

(i) Corresponds to the employee capitalization plan.

	Financial liabilities at amortized cost	Financial liabilities at fair value	Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1
Liabilities as per statement of financial position
Trade and other payables (Note 15)	2,150	-	2,150	130	2,280
Borrowings (excluding finance lease liabilities) (Note 17)	14,117	-	14,117	-	14,117
Finance lease obligations (Note 17)	6	-	6	-	6
Derivative financial instruments	-	47	47	-	47
Total liabilities	16,273	47	16,320	130	16,450

When no quoted prices are available in an active market, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 15 to the Consolidated Financial Statements as of June 30, 2018.

13.
Trade and other receivables

Breakdown of the Company’s trade and other receivables as of December 31, 2018 and June 30, 2018 are as follows:

	12.31.18	06.30.18
Receivables from sale of properties (i)	685	646
Receivables from sale of agricultural products and services	179	204
Debtors under legal proceedings	9	11
Less: allowance for doubtful accounts	(9)	(11)
Total trade receivables	864	850
Prepayments	273	145
Tax credits	184	103
Loans	25	28
Advance payments	70	17
Others	42	27
Total other receivables	594	320
Related parties (Note 24)	305	445
Total trade and other receivables	1,763	1,615
Non-current	550	511
Current	1,213	1,104
Total trade and other receivables	1,763	1,615

  (i)  Net of implicit interests

The fair value of current trade and other receivables approximate their respective carrying amounts because, due to their short-term nature, as the impact of discounting is not considered significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

15

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The carrying amounts of the Company’s trade and other receivables denominated in foreign currencies are detailed in Note 27.

Trade receivables are generally presented in the statement of financial position net of allowances for doubtful receivables. Impairment policies and procedures by type of receivables are discussed in detail in Note 2.17 to the Consolidated Financial Statements as of June 30, 2018.

Movements on the Company’s allowance for doubtful accounts are as follows:

	12.31.18	06.30.18
Beginning of the period / year	11	15
Charges	(1)	1
Result from exposure to changes in the purchasing power of the currency	(1)	(5)
End of the period / year	9	11

The addition and release of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Condensed Interim Separate Statement of Income and Other Comprehensive Income (Note 21). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

14.
Cash flow information

Following is a detailed description of cash flows used in the Company’s operations for the six-month periods ended as of December 31, 2018 and 2017:

	12.31.18	12.31.17
(Loss) / Profit for the period	(4,070)	5,550
Adjustments for:
Income tax	(45)	(130)
Depreciation and amortization	15	16
Impairment of interest in subsidiaries	142	-
Share based payments	-	1
Unrealized (gain) / loss from derivative financial instruments of commodities	(109)	4
Loss / (Gain) from derivative financial instruments (except commodities)	24	(3)
Changes in fair value of financial assets at fair value through profit or loss	3	(31)
Accrued interest, net	(430)	(173)
Unrealized initial recognition and changes in the fair value of biological assets	(57)	127
Changes in net realizable value of agricultural products after harvest	(58)	(77)
Provisions	(34)	814
Gain from repurchase of Non-convertible Notes	(1)	-
Loss from disposal of associates, subsidiaries and joint ventures	-	(65)
Share of profit in subsidiaries, associates and joint ventures	2,988	(6,415)
Changes in fair value of investment properties	(2)	-

Changes in operating assets and liabilities:
(Increase) / Decrease in biological assets	(293)	93
Decrease in inventories	199	172
Increase in trade and other receivables	(185)	(383)
Increase in derivative financial instruments	(2)	-
Increase / (Decrease) in trade and other payables	144	(285)
Decrease in payroll and social security liabilities	(81)	(68)
Net cash used in operating activities before income tax paid	(1,852)	(853)

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following table shows a detail of non-cash transactions occurred in the six-month periods ended as of December 31, 2018 and 2017:
	12.31.18	12.31.17
Non-cash activities
Dividends not collected	(4)	(4)
Decrease of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	(167)	1,794
Increase of interest in subsidiaries, associates and joint ventures by a decrease in trade and other receivables	(5)	(62)
Increase / (decrease) of interest in subsidiaries, associates and joint ventures through reserve for share-based compensation	4	(3)

15.
Trade and other payables

The detail of the Company’s trade and other payables as of December 31, 2018 and June 30, 2018 are as follows:

	12.31.18	06.30.18
Trade payables	485	147
Provisions	471	222
Sales, rent and services payments received in advance	214	19
Total trade payables	1,170	388
Taxes payable	14	111
Others	11	41
Total other payables	25	152
Related parties (Note 24)	1,222	1,740
Total trade and other payables	2,417	2,280
Current	2,417	2,280
Total trade and other payables	2,417	2,280

The fair value of trade and other payables approximate their respective carrying amounts due to their short-term nature, as the impact of discounting is considered as not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy). Book value of trade and other payables denominated in foreign currencies are detailed in Note 27.

16.
Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor and tax claims and other claims	Total as of 12.31.18	Total as of 06.30.18
Beginning of period / year	14	14	10
Additions	1	1	10
Used during the period	-	-	(2)
Result from exposure to changes in the purchasing power of the currency	(3)	(3)	(4)
End of period / year	12	12	14

Non-current		9	13
Current		3	1
Total		12	14

(i)
Corresponds to equity interests in subsidiaries, associates and joint ventures with negative equity.

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

17.
Borrowings

The detail of the Company’s borrowings as of December 31, 2018 and June 30, 2018 is as follows:

	Book value		Fair Value
	12.31.18	06.30.18	12.31.18	06.30.18
Non-convertible notes	8,059	7,390	8,458	7,151
Bank loans and others	6,564	5,698	6,570	6,003
Related parties (Note 24)	1,670	568	1,738	573
Finance leases obligations	5	6	5	6
Bank overdrafts	5	461	5	461
Total borrowings	16,303	14,123	16,776	14,194
Non-current	8,085	6,249
Current	8,218	7,874
Total borrowings	16,303	14,123

18.
Taxation

The detail of the provision for the Company’s income tax is as follows:

	12.31.18	12.31.17
Deferred income tax	45	130
Income tax	45	130

The gross movements on the deferred income tax account were as follows:

	12.31.18	06.30.18
Beginning of the period / year	820	1,161
Charged to the Statement of Comprehensive Income	45	(341)
End of the period / year	865	820

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before income tax as follows:

	12.31.18	12.31.17
Tax calculated at the tax applicable tax rate in effect (i)	1,235	(1,897)
Permanent differences:
Share of profit of subsidiaries, associates and joint ventures	(964)	2,245
Result from exposure to changes in the purchasing power of the currency	392	12
Income tax rate change (*)	(137)	(212)
Provision for unrecoverability of tax loss carry-forwards	(418)	-
Tax Transparency	(31)	-
Impairment of interest in subsidiaries	(42)	-
Loss from disposal of subsidiaries	-	(6)
Non-taxable results, non-deductible expenses and others	10	(12)
Income tax	45	130

(*) As of December 31, 2018 corresponds to the effect of applying to the deferred tax items the changes in the applicable tax rates.

(i)
The Income Tax rate in effect in Argentina as of December 31, 2017 was 35%, while as of December 31, 2018 is 30%. See note 20 to the Annual Consolidated Financial Statements.

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

19.
Revenues

	12.31.18	12.31.17
Crops	1,023	1,173
Cattle	178	263
Dairy	-	118
Supplies	11	4
Leases and agricultural services	40	2
Total revenues	1,252	1,560

20.
Costs

	12.31.18	12.31.17

Crops	929	821
Cattle	141	216
Dairy	-	86
Supplies	8	1
Leases and agricultural services	38	3
Other costs	12	15
Total costs	1,128	1,142

21.
Expenses by nature
	Costs (i)	Cost of Production	General and administrative expenses	Selling expenses	Total as of 12.31.18	Total as of 12.31.17
Supplies and labors	28	1,042	-	-	1,070	735
Leases and expenses	-	2	6	-	8	7
Amortization and depreciation	8	30	7	-	45	55
Doubtful accounts (charge and recovery)	-	-	-	(1)	(1)	-
Cost of sale of agricultural products and biological assets	1,078	-	-	-	1,078	1,124
Advertising, publicity and other selling expenses	-	-	-	2	2	1
Maintenance and repairs	1	20	10	1	32	36
Payroll and social security liabilities	8	81	92	7	188	229
Fees and payments for services	-	11	16	1	28	22
Freights	1	22	-	118	141	247
Bank commissions and expenses	-	-	2	5	7	25
Travel expenses and stationery	1	16	6	-	23	6
Conditioning and clearance	-	-	-	35	35	54
Director’s fees	-	-	12	-	12	10
Taxes, rates and contributions	1	13	-	38	52	71
Others	2	-	-	2	4	8
Total expenses by nature as of 12.31.18	1,128	1,237	151	208	2,724
Total expenses by nature as of 12.31.17	1,142	968	161	359		2,630

(i) Include Ps. 12 and Ps. 15 of other agricultural operating costs as of December 31, 2018 and 2017, respectively.

19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

22.
Other operating results, net
	12.31.18	12.31.17
Administration fees	1	3
Gain from commodity derivative financial instruments	154	3
Contingencies	(1)	(6)
Donations	(179)	-
Gain from disposal of associates, subsidiaries and/or joint ventures	-	65
Others	34	(4)
Total other operating results, net	9	61

23.
Financial results, net
	12.31.18	12.31.17
Financial income:
Interest income	32	1
Foreign exchange gains	111	(4)
Total financial income	143	(3)

Financial costs:
Interest expenses	(489)	(155)
Foreign exchange losses	(629)	(16)
Other financial costs	(59)	(24)
Total financial costs	(1,177)	(195)

Other financial results:
Fair value gains of financial assets at fair value through profit or loss	9	10
(Loss) / Gain from derivative financial instruments (except commodities)	(127)	3
Gain from repurchase of NCN	1	-
Total other financial results	(117)	13
Result from exposure to changes in the purchasing power of the currency	286	115
Total financial results, net	(865)	(70)

24.
Related parties transactions

See description of the main transactions conducted with related parties in Note 31 to the Consolidated Financial Statements as of June 30, 2018.

The following is a summary of the balances with related parties as of December 31, 2018 and June 30, 2018:

Items	12.31.18	06.30.18
Trade and other payables	(1,222)	(1,740)
Borrowings	(1,670)	(568)
Trade and other receivables	305	445
Total	(2,587)	(1,863)

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Related party	12.31.18	06.30.18	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	13	28	Corporate services receivable
	1	(6)	Leases payable
	12	9	Reimbursement of expenses receivable
	1	1	Share based payments
	1	1	Administration fees
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	(1)	-	Reimbursement of expenses payable
	1	126	Reimbursement of expenses receivable
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	(2)	-	Reimbursement of expenses receivable
	132	17	Sale of goods and/or services
Helmir S.A.	(335)	(297)	Borrowings
Ombú Agropecuaria S.A.	2	4	Administration fees
	(1)	-	Reimbursement of expenses payable
	1	-	Reimbursement of expenses
Agropecuaria Acres del Sud S.A.	2	3	Administration fees
	1	1	Reimbursement of expenses
Yatay Agropecuaria S.A.	2	3	Administration fees
	(204)	-	Borrowings
Yuchán Agropecuaria S.A.	-	3	Administration fees
	2	-	Reimbursement of expenses receivable
Futuros y Opciones.Com S.A.	(7)	121	Brokerage operations receivable
	52	(8)	MAT operations
Total Subsidiaries	(327)	6
Agro-Uranga S.A.	6	34	Purchase of goods and/or services
Uranga Trading	(3)	-	Purchase of goods and/or services
Total Associates	3	34

IRSA Propiedades Comerciales S.A.	27	19	Reimbursement of expenses receivable
	3	4	Share based payments
	(1,111)	(237)	Non-convertible notes
	44	71	Corporate services
Emprendimiento Recoleta S.A.	-	(15)	Non-convertible notes
Panamerican Mall S.A.	(20)	(19)	Non-convertible notes
Amauta Agro S.A. (formerly FyO Trading S.A.)	1	-	Reimbursement of expenses receivable
	(54)	-	Purchase of goods and/or services
FyO Acopio S.A. (formerly Granos Olavarría S.A.)	(18)	-	Reimbursement of expenses payable
Total Subsidiaries of the subsidiaries	(1,128)	(177)

CAMSA and its subsidiaries	(1,130)	(1,722)	Management fees
Estudio Zang, Bergel & Viñes	(1)	(1)	Legal services
Other Related parties	(1,131)	(1,723)

Directors and Senior Management	(5)	(3)	Director's fees
	1	-	Reimbursement of expenses
Total Directors and Senior Management	(4)	(3)
Total	(2,587)	(1,863)

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

The following is a summary of the results with related parties for the six-month period ended as of December 31, 2018 and 2017:

Related party	12.31.18	12.31.17	Description of transaction
IRSA Inversiones y Representaciones Sociedad Anónima	(4)	(1)	Leases and/or rights of use
	37	49	Corporate services
Futuros y Opciones.Com S.A.	(4)	(6)	Purchase of goods and/or services
	1	-	Management fees
	-	6	Sale of goods and/or services
Amauta Agro S.A. (formerly FyO Trading S.A.)	-	1	Sale of goods and/or services
	(49)	(24)	Purchase of goods and/or services
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	115	58	Sale of goods and/or services
Helmir S.A.	(79)	(24)	Financial operations
Total subsidiaries	17	59

Agro-Uranga S.A.	-	3	Sale of goods and/or services
Total Associates	-	3

Emprendimiento Recoleta S.A.	-	(7)	Financial operations
Panamerican Mall S.A.	(2)	(3)	Financial operations
Yatay Agropecuaria S.A.	(4)	-	Financial operations
IRSA Propiedades Comerciales S.A.	(2)	(3)	Leases and/or rights of use
	109	124	Corporate services
	(31)	(37)	Financial operations
FyO Acopio S.A. (continuadora de Granos Olavarría S.A.)	61	44	Sale of goods and/or services
	9	-	Management fees
	(31)	(3)	Purchase of goods and/or services
Total Subsidiaries of the subsidiaries	109	115

Estudio Zang, Bergel & Viñes	(1)	(3)	Legal services
CAMSA y sus subsidiarias	-	(785)	Management fees
San Bernardo de Córdoba S.A.	-	(1)	Leases and/or rights of use
Isaac Elsztain e Hijos S.C.A.	(1)	-	Management fees
Other Related parties	(2)	(789)

Directores	(12)	(10)	Compensation of Directors and Senior Management
Senior Management	(4)	(10)	Compensation of Directors and Senior Management
Total Directors and Senior Management	(16)	(20)
Total	108	(632)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2018 and 2017:

Related party	12.31.18	12.31.17	Description of transaction
Agropecuarias Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	2	-	Additional paid-in capital
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	37	-	Additional paid-in capital
	5	62	Capitalization of credits
Agropecuarias Santa Cruz de la Sierra S.A.	23	1	Additional paid-in capital
Total subsidiary contributions	67	63
IRSA Inversiones y Representaciones Sociedad Anónima	943	1,373	Dividends received
Brasilagro Companhia Brasileira de Propriedades Agrícolas (“Brasilagro”)	46	24	Dividends received
Agro-Uranga S.A.	13	6	Dividends received
Futuros y Opciones.Com S.A.	20	-	Dividends received
Total dividends received	1,022	1,403

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

25.
CNV General Resolution N° 622/13
As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622/13, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 – Investment properties
Note 8 – Property, plant and equipment
Exhibit B - Intangible assets	Note 9 – Intangible assets
Exhibit C - Equity investments	Note 6 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 – Financial instruments by category
Exhibit E - Provisions	Note 13 – Trade and other receivables
Note 16 – Provisions
Exhibit F - Cost of sales and services	Note 26 – Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 27 – Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 21 – Expenses by nature

26.
Cost of sales and services provided

Description	Biological assets (1)	Agricultural stock	Services and other operating costs	Total as of 12.31.18	Total as of 12.31.17
Beginning of the period / year	943	1,314	-	2,257	2,072
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	(166)	-	-	(166)	(194)
Changes in the net realizable value of agricultural products after harvest	-	58	-	58	77
Increase due to harvest	-	621	-	621	717
Acquisitions and classifications	3	828	-	831	369
Consume	(1)	(711)	-	(712)	(381)
Expenses incurred	223	-	38	261	294
Inventories	(861)	(1,173)	-	(2,034)	(1,827)
Cost as of 12.31.18	141	937	38	1,116	-
Cost as of 12.31.17	263	861	3	-	1,127

(1)
Corresponds to breeding cattle movements and other cattle.

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of December 31, 2018 and June 30, 2018 are as follows:
Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 12.31.18	Total as of 06.30.18
Assets
Trade and other receivables
US Dollar	20	37.500	737	717
Receivables with related parties:
US Dollar	-	37.700	3	1
Brazilian Reais	-	-	-	126
Total trade and other receivables			740	844
Investment in financial assets
US Dollar	2	37.500	89	-
Total Investment in financial assets			89	-
Cash and cash equivalents
US Dollar	5	37.500	185	29
Brazilian Reais	-	9.250	1	-
Total Cash and cash equivalents			186	29
Liabilities
Trade and other payables
US Dollar	9	37.700	326	129
Payables with related parties:
US Dollar	1	37.700	42	-
Brazilian Reais	-	10.250	1	-
Bolivian Pesos	-	0.168	1	-
Total trade and other payables			370	129
Derivative financial instruments
US Dollar	-	37.700	1	-
Total derivative instruments			1	-
Borrowings
US Dollar	434	37.700	16,348	13,661
Total Borrowings			16,348	13,661

(1)  Exchange rate as of December 31, 2018 according to Banco Nación Argentina records

28.
CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (N.T. 2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which is a supplier of the Company and where Company’s documentation was being kept. Based on the internal review carried out by the Company, duly reported to CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

29.
Negative working capital

At the end of the period, the Company carried a working capital deficit of Ps. 6,611 whose treatment is being considered by the Board of Directors and the respective Management.

30.
Subsequent events

See others subsequent events in Note 35 to the Unaudited Condensed Interim Consolidated Financial Statements.

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2018
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.        Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.        Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.        Receivables and liabilities by maturity date.

		Past due (Point 3 a.)	Without maturity (Point 3.b.)	Without maturity (Point 3.b.)	To be due (Point 3.c.)
Items		12.31.18	Current	Non-current	Up to 3 months	From 3 to 6 month	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total
Accounts receivables	Trade and other receivables	-	252	-	809	150	-	2	230	153	130	37	1,763
	Income tax and minimum presumed income tax and deferred income tax	-	-	895	-	-	-	-	-	-	-	-	895
	Total	-	252	895	809	150	-	2	230	153	130	37	2,658
Liabilities	Trade and other payables	-	74	-	2,340	-	3	-	-	-	-	-	2,417
	Borrowings	-	-	-	3,016	2,746	1,856	600	3,431	324	86	4,244	16,303
	Payroll and social security liabilities	-	-	-	49	-	52	-	-	-	-	-	101
	Provisions	-	3	9	-	-	-	-	-	-	-	-	12
	Income tax and minimum presumed income tax	-	-	-	-	-	-	40	-	-	-	-	40
	Total	-	77	9	5,405	2,746	1,911	640	3,431	324	86	4,244	18,873

26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2018
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.        Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total	Local Currency	Foreign Currency	Total

Accounts receivables	Trade and other receivables	960	253	1,213	63	487	550	1,023	740	1,763
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	895	-	895	895	-	895
	Total	960	253	1,213	958	487	1,445	1,918	740	2,658
Liabilities	Trade and other payables	2,047	370	2,417	-	-	-	2,047	370	2,417
	Borrowings	4	8,214	8,218	-	8,085	8,085	4	16,299	16,303
	Payroll and social security liabilities	101	-	101	-	-	-	101	-	101
	Provisions	3	-	3	9	-	9	12	-	12
	Income tax and minimum presumed income tax	40	-	40	-	-	-	40	-	40
	Total	2,195	8,584	10,779	9	8,085	8,094	2,204	16,669	18,873

4.b.        Breakdown of accounts receivable and liabilities by adjustment clause.

On December 31, 2018, there are no receivable and liabilities subject to adjustment clause.

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2018
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c. Breakdown of accounts receivable and liabilities by interest accrual.

		Current				Non-Current
Items		Accruing interest				Accruing interest				Accruing interest
		Fixed	Floating	Non-accruing interest	Subtotal	Fixed	Floating	Non-accruing interest	Subtotal	Fixed	Floating	Non-accruing interest	Total
Accounts receivables	Trade and other receivables	7	-	1,206	1,213	11	-	539	550	18	-	1,745	1,763
	Income tax and minimum presumed income tax and deferred income tax	-	-	-	-	-	-	895	895	-	-	895	895
	Total	7	-	1,206	1,213	11	-	1,434	1,445	18	-	2,640	2,658
Liabilities	Trade and other payables	-	-	2,417	2,417	-	-	-	-	-	-	2,417	2,417
	Borrowings	7,899	86	233	8,218	7,823	258	4	8,085	15,722	344	237	16,303
	Payroll and social security liabilities	-	-	101	101	-	-	-	-	-	-	101	101
	Provisions	-	-	3	3	-	-	9	9	-	-	12	12
	Income tax and minimum presumed income tax	-	-	40	40	-	-	-	-	-	-	40	40
	Total	7,899	86	2,794	10,779	7,823	258	13	8,094	15,722	344	2,807	18,873

28

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Separate Statement of Financial Position as of December 31, 2018
Stated in millions of Argentine pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.
Companies under section 33 of law N°. 19,550 and other related parties.

a.
Interest in companies under section 33 of law N° 19,550.

Name of the entity	Place of business / Country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct equity interest:
Brasilagro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	43.29% (2)
Agropecuaria Santa Cruz de la Sierra S.A. (formerly Doneldon S.A.)	Uruguay	Investment	100%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	50.10%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA Inversiones y Representaciones Sociedad Anónima	Argentina	Real Estate	63.36% (2)
Amauta Agro S.A. (formerly FyO Trading S.A. due to change of corporate name)	Argentina	Brokerage	2.20%
Sociedad Anónima Carnes Pampeanas S.A.	Argentina	Agro-industrial	99.70%
Agrouranga S.A.	Argentina	Agricultural	35.72%
Uranga Trading S.A.	Argentina	Marketing, warehousing and processing	35.72%
Granos de Olavarría S.A.	Argentina	Warehousing and brokerage	2.20%
(*) All companies whose main activity is “investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1)
The Group has consolidated the investment in Brasilagro-Companhía Brasileira de Propiedades Agrícolas (“Brasilagro”) considering that the Company exercises “de facto control” over it.
(2)
For computation purposes, Treasury shares have been subtracted.

b.
Companies under section 33 of law N° 19,550 and other related parties debit / credit balances. See Note 24.

6.
Loans to directors.

See Note 24.

7.
Inventories.

The Company conducts physical inventories once a fiscal year in its most significant properties, covering all the assets they possess. There is no relevant immobilization of inventory.

8.
Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2018 and 2017.

29

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

9.
Appraisal revaluation of property, plant and equipment.

None.

10.
Obsolete unused property, plant and equipment.

None.

11.
Equity interest in other companies in excess of that permitted by section 31 of law N°. 19,550.

None.

12.
Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2018 and 2017.

13.
Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	1,658	3,304
Vehicles	Third parties, theft, fire and civil liability	38	27

14.
Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.
Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.         Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

   Not applicable.

17.         Unpaid accumulated dividends on preferred shares.

   None.

18.         Restrictions on distributions of profits.

              According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

30

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
 INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction
We have reviewed the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of December 31, 2018, and the unaudited condensed interim separate statements of comprehensive income for the six-month period ended December 31, 2018 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the six-month period ended December 31,2018 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2018 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to those financial statements.

Management responsibility
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB) and, for this reason, is responsible for the preparation and presentation of the unaudited condensed interim separate financial statements above mentioned in the introductory paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

Scope of our review
Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina in Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements above mentioned in the introductory paragraph of this report have not been prepared in all material respects in accordance with International Accounting Standard 34.

Report on compliance with current regulations
In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are being processed for recording in the "Inventory and Balance Sheet Book", and comply as regards those matters that are within our competence, except as mentioned before, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED
INTERIM SEPARATE FINANCIAL STATEMENTS (Continued)

c)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
as of December 31, 2018, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 13,152,681, which was no callable at that date.

Autonomous City of Buenos Aires, March 1, 2019

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Mariano C. Tomatis Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 241 Fº 118

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2018

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Financial Statements adjusted for inflation

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as high inflation in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that is approximate or exceed 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In addition, Law No. 27,468 (published in the Official Gazette on December 4, 2018), amended Section 10 of Law No. 23,928, as amended, and established that the derogation of all the laws or regulations imposing or authorizing price indexation, monetary restatement, cost variation or any other method for strengthening debts, taxes, prices or rates of goods, works or services, does not extend to financial statements, as to which the provisions of Section 62 in fine of the General Companies Law No. 19,550 (1984 revision), as amended, shall continue to apply. Moreover, the referred law repealed Decree No. 1269/2002 dated July 16, 2002, as amended, and delegated to the Argentine Executive Branch the power to establish, through its controlling agencies, the effective date of the referred provisions in connection with the financial statements filed with it. Therefore, under General Resolution 777/2018 (published in the Official Gazette on December 28, 2018) the Argentine Securities Commission (CNV) ordered that issuers subject to its supervision shall apply the inflation adjustment to reflect the financial statements in terms of the current measuring unit set forth in IAS 29 in their annual, interim and special financial statements closed on or after December 31, 2018.

Pursuant to IAS 29, the financial statements of an entity whose functional currency is that of a high inflationary economy should be reported in terms of the measuring unit current as of the date of the financial statements. All the amounts included in the statement of financial position which are not stated in terms of the measuring unit current as of the date of the financial statements should be restated applying the general price index. All items in the statement of income should be stated in terms of the measuring unit current as of the date of the financial statements, applying the changes in the general price index occurred from the date on which the revenues and expenses were originally recognized in the financial statements.

Adjustment for inflation in the initial balances has been calculated considering the indexes reported by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) based on the price indexes published by the Argentine Institute of Statistics and Census (INDEC).

The principal inflation adjustment procedures are the following:

-
Monetary assets and liabilities that are recorded in the current currency as of the balance sheet’s closing date are not restated because they are already stated in terms of the currency unit current as of the date of the financial statements.

-
Non-monetary assets and liabilities are recorded at cost as of the balance sheet date, and equity components are restated applying the relevant adjustment ratios.

-
All items in the statement of income are restated applying the relevant conversion factors.

-
The effect of inflation in the Company’s net monetary position is included in the statement of income under Financial results, net, in the item “Inflation adjustment”.

-
Comparative figures have been adjusted for inflation following the procedure explained in the previous paragraphs.

1

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2018

Upon initially applying inflation adjustment, the equity accounts were restated as follows:

-
Capital was restated as from the date of subscription or the date of the most recent inflation adjustment for accounting purposes, whichever is later. The resulting amount was included in the “Capital adjustment” account.

-
The translation difference was recast to reflect the real terms.

-
Other comprehensive income / (loss) was restated as from each accounting allocation.

-
The other reserves in the statement of income were not restated as of the initial application date, i.e., June 30, 2016.

2

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2018

Consolidated Results

(In ARS million)	6M 19	6M 18	YoY Var
Revenues	33,103	28,238	17.2%
Costs	-20,739	-17,275	20.1%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	461	172	168.0%
Changes in the net realizable value of agricultural produce after harvest	34	81	-58.0%
Gross profit	12,859	11,216	14.6%
Net gain from fair value adjustment on investment properties	-5,519	10,336	-153.4%
Gain from disposal of farmlands	53	-	-
General and administrative expenses	-3,590	-3,105	15.6%
Selling expenses	-3,915	-3,785	3.4%
Other operating results, net	521	1,106	-52.9%
Fees	-	-785	-100.0%
Profit from operations	409	14,983	-97.3%
Depreciation and Amortization	3,215	3,066	4.9%
EBITDA (unaudited)	3,624	18,049	-79.9%
Adjusted EBITDA (unaudited)	9,973	7,713	29.3%
Profit from joint ventures and associates	-717	78	-1,019.2%
(Loss) / Profit from operations before financing and taxation	-308	15,061	-102.0%
Financial results, net	-7,950	-8,205	-3.1%
(Loss) / Profit before income tax	-8,258	6,856	-220.4%
Income tax expense	1,921	3,327	-42.3%
Result for the period from continued operations	-6,337	10,183	-162.2%
Result from discontinued operations after income tax	717	1,291	-44.5%
Result for the period	-5,620	11,474	-149.0%

Attributable to
Equity holder of the parent	-3,925	5,354	-173.3%
Non-controlling interest	-1,695	6,120	-127.7%

Consolidated revenues increased by 17.2% in the first semester of 2019 compared to the same period of 2018, while adjusted EBITDA reached ARS 9,973 million, 29.3% higher than in the same period of fiscal year 2018 mainly explained by the Agribusiness Segment that registered higher productive results from the grain segment and higher results from farmland sales made by our subsidiary Brasilagro.

The net result showed a loss of ARS 5,620 million for the first semester of 2019 compared to the same period of fiscal year 2018, mainly due to a loss from changes in the fair value of the investment properties of our subsidiary IRSA in Argentina.

3

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2018

Description of Operations by Segment

	6M 2019
		Urban Properties and Investments				Variation
	Agribusiness	Argentina	Israel	Subtotal	Total	6M 19 vs. 6M 18
Revenues	5,437	4,624	22,149	26,773	32,210	19.1%
Costs	-4,544	-804	-14,305	-15,109	-19,653	22.9%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	343	-	-	-	343	138.2%
Changes in the net realizable value of agricultural produce after harvest	34	-	-	-	34	-
Gross profit	1,270	3,820	7,844	11,664	12,934	14.7%
Net gain from fair value adjustment on investment properties	-22	-6,278	780	-5,498	-5,520	-153.2%
Gain from disposal of farmlands	53	-	-	-	53	-
General and administrative expenses	-401	-854	-2,352	-3,206	-3,607	15.2%
Selling expenses	-443	-326	-3,149	-3,475	-3,918	3.3%
Other operating results, net	172	-269	511	242	414	-61.8%
Profit / (Loss) from operations	629	-3,907	3,634	-273	356	-97.7%
Share of profit of associates	-13	-258	-321	-579	-592	1215.6%
Segment Profit / (Loss)	616	-4,165	3,313	-852	-236	-101.5%

	6M 2018
		Urban Properties and Investments
	Agribusiness	Argentina	Israel	Subtotal	Total
Revenues	4,602	4,135	18,312	22,447	27,049
Costs	-3,914	-854	-11,229	-12,083	-15,997
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	144	-	-	-	144
Changes in the net realizable value of agricultural produce after harvest	81	-	-	-	81
Gross profit	913	3,281	7,083	10,364	11,277
Net gain from fair value adjustment on investment properties	262	8,373	1,747	10,120	10,382
Gain from disposal of farmlands	-	-	-	-	-
General and administrative expenses	-366	-629	-2,137	-2,766	-3,132
Selling expenses	-503	-305	-2,985	-3,290	-3,793
Other operating results, net	24	-67	1,127	1,060	1,084
Profit from operations	330	10,653	4,835	15,488	15,818
Share of profit of associates	-11	333	-367	-34	-45
Segment profit	319	10,986	4,468	15,454	15,773

Agricultural Business

Period Summary

The 2019 season is developing in Argentina under a mild “El Niño” pattern. Given the best productive conditions and the most competitive exchange rate, we plan to increase the planted area to 258,700 hectares, mainly in leased farms in the region.

As concerns sale of farms, in the second quarter of fiscal year 2019 ours subsidiary Brasilagro has consummated the sale of a fraction of 103 hectares of “Alto Taquarí” farm, located in Mato Grosso State, for an amount of BRL 8.0 million (BRL/ha 77,670). It should be noticed that during the first quarter of 2019 it has been consummated the sale of a fraction of 9,784 hectares of its "Jatobá" farm, located in Jaborandi, Bahía State, Brazil for BRL 177.8 million (BRL / ha 18,172).

4

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2018

Our Portfolio

Our portfolio under management is composed of 734,334 hectares, of which 289,485 are in operation and 444,849 are land reserves distributed among the four countries in the region where we operate: Argentina, with a mixed model combining land development and agricultural production; Bolivia, with a productive model in Santa Cruz de la Sierra; and through our subsidiary BrasilAgro, Brazil and Paraguay, where the strategy is mainly focused on the development of lands.

Breakdown of Hectares

Own and under Concession (*) (**) (***)

	Productive Lands		Land Reserves
	Agricultural	Cattle	Under Development	Reserved	Total
Argentina	59,699	150,328	2,060	324,101	536,188
Brazil	43,439	14,912	4,442	65,988	128,781
Bolivia	8,858	-	-	1,017	9,875
Paraguay	9,390	2,859	1,977	45,264	59,490
Total	121,386	168,099	8,479	436,370	734,334
(*) Includes Brazil, Paraguay, Agro-Uranga S.A. at 35.723% and 132,000 hectares under Concession.
(**) Includes 85,000 hectares intended for sheep breeding
(***) Excludes double crops.

Owned farms in our portfolio in Argentina, categorized as Property, Plant and Equipment, are valued at historical cost and have been adjusted for inflation as of December 31, 2018, reaching ARS 3,254 million, which represents an increase of 323%.

Leased (*)

	Agricultural	Cattle	Other	Total
Argentina	68,300	14,585	2,201	85,086
Brazil	51,111	-	700	51,811
Bolivia	1,020	-	-	1,020
Total	120,431	14,585	2,901	137,917
(*) Excludes double crops.

Segment Income – Agricultural Business

I)
Land Development, Transformation and Sales

We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

During the first six-months of fiscal year 2019, our subsidiary Brasilagro has sold dos fractions of farms. In the first quarter, it has sold a fraction of 9,784 hectares of its "Jatobá" farm, located in Jaborandi, Bahía State, Brazil for BRL 177.8 million (BRL / ha 18.172). The farm was valued in books at BRL 18.0 million and the internal rate of return in dollars reached 7.05%. In the second quarter of the fiscal year, Brasilagro has consummated the sale of a fraction of 103 hectares of its "Alto Taquarí" farm, located in Mato Grosso State for BRL 8.0 million (BRL / ha 77,670). The farm was valued in books at BRL 1.2 million and the internal rate of return in dollars reached 17.2%.

In relation to the fraction of Jatobá sold in IQ19, this farm was considered as investment property in IQ18 since it was leased to third parties. The sale of the farm made in IQ19 had no impact on results since it has already been recognized at fair value. Adjusted EBITDA, which excludes changes in fair value of investment properties and includes the fair value realized from the sale, reflected that result and reached ARS 930 million for the six-month period of FY19.

5

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2018

in ARS million	6M 19	6M 18	YoY Var
Revenues	-	-	-
Costs	-10	-13	-23.1%
Gross loss	-10	-13	-23.1%
Net gain from fair value adjustment on investment properties	-22	262	-
Gain from disposal of farmlands	53	-	-
General and administrative expenses	-1	-1	0.0%
Selling expenses	-1	-	-
Profit from operations	19	248	-92.3%
Segment profit	19	248	-92.3%
EBITDA	25	252	-90.1%
Adjusted EBITDA	930	-8	-

Area under Development (hectares)	Projected for 2018/2019	Developed in 2017/2018
Argentina	2,060	2,486
Brasil	4,442	6,190
Paraguay	1,977	2,008
Total	8,479	10,684

During this campaign, we expect to transform 8,479 in the region: 2,060 hectares in Argentina, 1,977 hectares in Paraguay and 4,442 hectares in Brazil.

II)
Agricultural Production

The result of the Farming segment increased by ARS 249 million, from ARS 219 million gain during the first semester of fiscal year 2018 to ARS 468 million gain during the same period of 2019.
in ARS million	6M 19	6M 18	YoY Var
Revenues	3,042	2,750	10.6%
Costs	-2,642	-2,163	22.2%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	359	144	149.3%
Changes in the net realizable value of agricultural produce after harvest	34	81	-58.0%
Gross profit	793	812	-2.5%
General and administrative expenses	-248	-224	10.3%
Selling expenses	-242	-389	-37.8%
Other operating results, net	166	19	773.7%
Profit from operations	469	218	115.1%
Profit from associates	-1	1	-
Segment profit	468	219	113.7%
EBITDA	643	401	60.3%
Adjusted EBITDA	643	401	60.3%

6

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2018

II,a) Crops and Sugarcane
Crops
In ARS Million	6M 19	6M 18	YoY Var
Revenues	1,646	1,417	16.2%
Costs	-1,501	-1,041	44.2%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	299	-11	-
Changes in the net realizable value of agricultural produce after harvest	34	81	-58.0%
Gross profit	478	446	7.2%
General and administrative expenses	-126	-121	4.1%
Selling expenses	-205	-341	-39.9%
Other operating results, net	170	28	507.1%
Profit from operations	317	12	2,541.7%
Share of loss of associates	-1	1	-
Segment profit	316	13	2,330.8%

Sugarcane
In ARS Million	6M 19	6M 18	YoY Var
Revenues	1,065	914	16.5%
Costs	-883	-796	10.9%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	218	317	-31.2%
Gross profit	400	435	-8.0%
General and administrative expenses	-73	-60	21.7%
Selling expenses	-10	-7	42.9%
Other operating results, net	-2	-5	-60.0%
Profit from operations	315	363	-13.2%
Segment profit	315	363	-13.2%

Operations
Production Volume1)	6M19	6M18	6M17	6M16	6M15
Corn	108,173	257,650	227,042	174,105	222,456
Soybean	13,178	11,088	4,649	12,064	18,464
Wheat	31,074	31,193	29,360	14,798	15,650
Sorghum	1,049	606	732	448	1,335
Sunflower	951	2,181	55	-	785
Others	1,947	1,171	2,150	5,284	2,716
Total Crops (tons)	156,372	303,889	263,988	206,699	261,406
Sugarcane (tons)	1,431,109	911,759	554,260	877,396	673,575
(1)
Includes Brasilagro, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

Volume of	6M19			6M18			6M17			6M16			6M15
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Corn	113.0	-	113.0	206.0	6.0	212.0	196.1	-	196.1	93.7	37.9	131.6	219.8	-	219.8
Soybean	53.0	42.6	95.6	69.8	5.8	75.6	53.1	-	53.1	86.9	8.5	95.4	76.4	14.2	90.6
Wheat	13.4	-	13.4	23.4	-	23.4	1.2	1.0	2.2	6.2	28.9	35.1	3.3	-	3.3
Sorghum	0.2	-	0.2	-	-	-	0.7	-	0.7	0.3	-	0.3	0.6	-	0.6
Sunflower	2.1	-	2.1	0.5	-	0.5	0.6	-	0.6	4.7	-	4.7	1.8	-	1.8
Others	0.2	-	0.2	0.8	-	0.8	2.1	-	2.1	2.7	-	2.7	0.7	-	0.7
Total Crops (thousands of tons)	181.9	42.6	224.5	300.5	11.8	312.3	253.8	1.0	254.8	194.5	75.3	269.8	302.6	14.2	316.8
Sugarcane (thousands of tons)	1,414.6	-	1,414.6	1,234.8	-	1,234.8	554.1	-	554.1	827.3	-	827.3	680.4	-	680.4
D.M.: Domestic market
F.M.: Foreign market
(1) Includes Brasilagro, CRESCA at 50%, Acres del Sud, Ombú, Yatay and Yuchán. Excludes Agro-Uranga.

The result of the Grains activity increased ARS 303 million, from ARS 13 million gain during the first semester of 2018 to ARS 316 million gain during the same quarter of 2019, mainly as a result of:

7

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2018

●
A positive variation in the production result of ARS 309.6 million originated mainly by the expected early soybean production in Brazil (BRL 16.4 million), an improvement in wheat dollar prices, boosted by the increase in the exchange rate and higher yields in Argentina, as well as a significant improvement in the yields of winter soybeans in Bolivia.

●
A positive variation from the result of commodity derivatives, net from income from sales, of ARS 45.8 million from:
●
Higher operated volumes in soybean and corn derivatives, as well as the impact of the exchange rate depreciation in Argentina.

●
Higher operated volume in soybean derivatives and better prices in Brazil.

●
The effects mentioned above were offset by a negative variation in the holding result of ARS 52.0 million, mainly due to the drop in soybean and peanut prices in Argentina compared to the prices of the beginning of this period, while in the previous period, prices were higher

The result of the Sugarcane activity decreased ARS 48 million, from a ARS 363 million gain in the first semester of the fiscal year 2018 to ARS 315 million gain in the first semester of 2019. This is mainly due to lower production results from Brazil as a result of an increase in production costs for cultural and irrigation work in "São José" field, as well as higher costs of cutting, hauling and transport as a result of the increase in fuels in said country, and an increase in administrative expenses allocated to the activity, offset by a gain in the sale result generated by higher prices due to an improvement in the quality of the sugarcane produced.

Area in Operation (hectares) (1)	As of 12/31/18	As of 12/31/17	YoY Var
Own farms	97,658	111,316	-12.3%
Leased farms	139,159	66,089	110.6%
Farms under concession	21,801	23,636	-7.8%
Own farms leased to third parties	14,325	9,533	50.3%
Total Area Assigned to Production	272,943	210,574	29.6%
(1) Includes AgroUranga, Brazil and Paraguay,

The area in operation assigned to the crops activity increased by 29.6% as compared to the same period of the previous fiscal year, mainly due to the larger area of leased farms and own farms leased to third parties.

II,b) Cattle Production

Production Volume (1)	6M19	6M18	6M17	6M16	6M15
Cattle herd (tons)	5,467	4,731	4,448	3,717	4,124
Milking cows (tons)	-	186	258	311	227
Cattle (tons)	5,467	4,917	4,706	4,028	4,351
Milk (thousands of liters)	-	3,891	7,971	9,082	9,129
(1)
Includes Carnes Pampeanas

Volume of	6M19			6M18			6M17			6M16			6M15
Sales (1)	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total	D.M	F.M	Total
Cattle herd	4.9	-	4.9	5.5	-	5.5	4.3	-	4.3	5.7	-	5.7	6.2	-	6.2
Milking cows	-	-	-	1.3	-	1.3	0.7	-	0.7	0.3	-	0.3	0.3	-	0.3
Cattle (thousands of tons)	4.9	-	4.9	6.8	-	6.8	5.0	-	5.0	6.0	-	6.0	6.5	-	6.5
Milk (millions of liters)	-	-	-	3.9	-	3.9	7.6	-	7.6	8.7	-	8.7	8.8	-	8.8
D.M.: Domestic market
F.M.: Foreign market
(1)
Includes Carnes Pampeanas

8

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2018

Cattle
In ARS Million	6M 19	6M 18	YoY Var
Revenues	256	402	-36.3%
Costs	-221	-322	-31.4%
Initial recognition and changes in the fair value of biological assets and agricultural produce	-158	-162	-2.5%
Gross profit	-123	-77	59.7%
General and administrative expenses	-27	-33	-18.2%
Selling expenses	-23	-40	-42.5%
Other operating results, net	-1	-3	-66.7%
Loss from operations	-174	-159	9.4%
Segment loss	-174	-159	9.4%

Area in operation – Cattle (hectares) (1)	As of 12/31/18	As of 12/31/17	YoY Var
Own farms	79,071	86,297	-8.4%
Leased farms	14,135	12,635	11.9%
Farms under concession	2,703	1,404	92.5%
Own farms leased to third parties	1,775	70	2.435.7%
Total Area Assigned to Cattle Production	97,684	100,406	-2.7%
(1) Includes AgroUranga, Brazil and Paraguay,

Stock of Cattle Heard	As of 12/31/18	As of 12/31/17	YoY Var
Breeding stock	88,755	83,630	6,1%
Winter grazing stock	18,502	9,949	86,0%
Milk farm stock	-	762	-100%
Sheep stock	10,402	10,842	-4,1%
Total Stock (heads)	117,659	105,183	11,9%

The result of the Cattle activity decreased by ARS 15 million: from a loss of ARS 159 million in the first semester of fiscal year 2018 to a loss of ARS 174 million in the same period of 2019, as a result of a negative variation in income for sale in Argentina, due to a greater number of cattle heads commercialized in the previous period, offset by a reduction in the general and administrative expenses allocated to the activity in Argentina.

II,c) Agricultural Rental and Services
in ARS million	6M 19	6M 18	YoY Var
Revenues	75	17	341,2%
Costs	-38	-4	850,0%
Gross profit	37	13	184,6%
General and Administrative expenses	-21	-9	133,3%
Selling expenses	-4	-1	300,0%
Loss from operations	-1	-1	-
Segment profit	11	2	450,0%

The result of the activity increased by ARS 9 million, going from a profit of ARS 2 million in the first semester of FY 2018 to a profit of ARS11 million in the same period of FY 2019 mostly due to a growth in hectares leased to third parties, accompanied by an increase in the prices of contracts agreed in soybean bags, along with the collection of an additional amount for productivity on extraordinary yields, partially offset by an increase in general and administrative expenses allocated to the activity.

9

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2018

III) Other Segments

We include within "Others" the results coming from our Agroindustrial activity, developed in our refrigeration plant in La Pampa and our investment in FyO.
The result of the “Others” segment increased by ARS 281 million, going from a loss of ARS 83 million for the first semester fiscal year 2018 to a gain of ARS 198 million for the same period of 2019. This is due to a profit of ARS 260.8 million from FyO due to higher grain and supplies operated volumes and the effect of devaluation, and a lower loss recorded in the meatpacking facility as a result of the positive impact of the exchange rate depreciation in Argentina on its total sales, mainly in foreign markets due to the entry into new markets such as Russia and the profits for export refunds.

In ARS million	6M 19	6M 18	YoY Var
Revenues	2,395	1,852	29.3%
Costs	-1,892	-1,738	8.9%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	-16	-	-
Gross profit	487	114	326.3%
General and administrative expenses	-81	-76	7.9%
Selling expenses	-200	-114	76.3%
Other operating results, net	6	5	20.0%
Profit / (Loss) from operations	212	-71	-
Profit from associates	-12	-12	-8.3%
Segment Profit / (Loss)	200	-83	-
EBITDA	224	-58	-
Adjusted EBITDA	224	-58	-

IV) Corporate Segment

The negative result of the segment increased by ARS 5 million, going from a loss of ARS 65 million in the first semester of 2018 to a loss of ARS 70million for the same period of 2019.

In ARS million	6M 19	6M 18	YoY Var
General and administrative expenses	-71	-65	9.2%
Loss from operations	-71	-65	9.2%
Segment Loss	-71	-65	9.2%
EBITDA	-70	-65	-8.3%
Adjusted EBITDA	-70	-65	-8.3%

Urban Properties and Investments Business (through our subsidiary IRSA Inversiones y Representaciones Sociedad Anónima)

We develop our Urban Properties and Investments segment through our subsidiary IRSA, As of December 31, 2018, our direct and indirect equity interest in IRSA was 63,74% over stock capital.

10

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2018

Consolidated Results of our Subsidiary IRSA Inversiones y Representaciones S,A,

Consolidated Results – Information by Segment

In ARS million	6M 19	6M 18	YoY Var
Revenues	26,773	22,447	19.3%
Profit from operations	-273	15,488	-101.8%
EBITDA	2,791	18,110	-84.6%
Adjusted EBITDA	8,571	9,575	-10.5%
Segment Result	-852	15,454	-105.5%

Consolidated revenues from sales, rentals and services increased by 19.3% in the first semester of fiscal year 2019 compared to the same period in 2018, while adjusted EBITDA, which excludes the effect of the result from changes in the unrealized fair value of investment properties reached ARS 8,571 million, 10.5% lower than the same period in FY 2018.

Argentina Business Center

In ARS million	6M 19	6M 18	YoY Var
Revenues	4,624	4,135	11.8%
Profit from operations	-3,907	10,653	-136.7%
EBITDA	-3,764	10,676	-135.3%
Adjusted EBITDA	2,470	2,230	10.8%

Israel Business Center

In ARS million	6M 19	6M 18	YoY Var
Revenues	22,149	18,312	21.0%
Profit from operations	3,634	4,835	-24.8%
EBITDA	6,555	7,434	-11.8%
Adjusted EBITDA	6,101	5,776	5.6%

Financial Indebtedness and Other

The following tables contain a breakdown of company’s indebtedness:

Agricultural Business

Description	Currency	Amount (2)	Interest Rate	Maturity
Bank overdrafts	ARS	0.0	Variable	< 30 days
Cresud 2019 NCN, Series XVIII (1)	USD	32.6	4.00%	12-Sep-19
Cresud 2019 NCN, Series XXII (1)	USD	21.7	4.00%	1-Aug-19
Cresud 2020 NCN, Series XXIV	USD	73.6	9.00%	16-Nov-20
Cresud 2023 NCN, Series XXIII (1)	USD	113.2	6.50%	16-Feb-23
Other debt	USD	172.5	-	-
CRESUD’s Total Debt (3)		413.4
Cash and cash equivalents (3)		17.9
Total Net Debt		395.5
Brasilagro’s Total Net Debt		15.7
(1) Net of repurchases
(2) Principal amount stated in USD (million) at an exchange rate of 37.70 ARS/USD, 6.96 BOB/USD and 3.88 BRL/USD, without considering accrued interest or elimination of balances with subsidiaries.
(3) Does not include Carnes Pampeanas nor FyO

11

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2018

Urban Properties and Investments Business

Operations Center in Argentina

The following table describes our total debt as of December 31, 2018:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdrafts	ARS	0.0	Floating	< 360 days
IRSA 2020 Series II Non-Convertible Notes,	USD	71.4	11.50%	Jul-20
Series VII Non-Convertible Notes	ARS	10.2	Badlar + 299	Sep-19
Series VIII Non-Convertible Notes (2)	USD	183.5	7.00%	Sep-19
Other debt	USD	38.2	-	Feb-22
IRSA’s Total Debt		303.4
IRSA’s Cash + Cash Equivalents + Investments (3)	USD	9.2
IRSA’s Net Debt	USD	294.2
Bank overdrafts	ARS	3.0	-	< 360 d
PAMSA loan	USD	35.0	Fixed	Feb-323
IRCP NCN Class IV	USD	139.0	5.0%	Sep-20
IRSA CP NCN Class II	USD	360.0	8.75%	Mar-23
IRSA CP’s Total Debt		537.0
Cash & Cash Equivalents + Investments (4)		202.4
IRSA CP’s Net Debt		334.6
(1) Principal amount in USD (million) at an exchange rate of Ps, 37,70 Ps,/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Net of repurchases.
(3) “IRSA’s Cash & Cash Equivalents plus Investments” includes IRSA’s Cash & Cash Equivalents + IRSA’s Investments in current and non-current financial assets.
(4) “IRSA CP’s Cash & Cash Equivalents plus Investments” includes IRSA CP’s Cash and cash equivalents.

Israel Business Center

Net Financial Debt (USD million)

Indebtedness(1)	Total	Net
IDBD’s Total Debt	598	551
DIC’s Total Debt	687	462
(1) Principal amount in USD (million) at an exchange rate of 3,7458 NIS/USD, without considering accrued interest or elimination of balances with subsidiaries. Includes bonds and loans.

Comparative Summary Consolidated Balance Sheet Data

In millions of Ps,	Dec-18	Jun-18
Current assets	138,290	130,667
Non-current assets	317,383	326,281
Total assets	455,673	456,948
Current liabilities	80,221	72,885
Non-current liabilities	280,055	282,900
Total liabilities	360,276	355,785
Total capital and reserves attributable to the shareholders of the controlling company	26,602	30,525
Minority interests	68,795	70,638
Shareholders’ equity	95,397	101,163
Total liabilities plus minority interests plus shareholders’ equity	455,673	456,948

12

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2018

Comparative Summary Consolidated Statement of Income Data

In millions of Ps,	Dec-18	Dec-17
Gross profit	12,859	11,216
Profit from operations	409	14,983
Share of (loss) / profit of associates and joint ventures	-717	78
Profit from operations before financing and taxation	-308	15,061
Financial results, net	-7,950	-8,205
(Loss) / Profit before income tax	-8,258	6,856
Income tax expense	1,921	3,327
(Loss) / Profit of the period of continuous operations	-6,337	10,183
Profit of discontinued operations after taxes	717	1,291
(Loss) / Profit for the period	-5,620	11,474
Controlling company’s shareholders	-3,925	5,354
Non-controlling interest	-1,695	6,120

Comparative Summary Consolidated Statement of Cash Flow Data

In millions of Ps,	Dec-18	Dec-17
Net cash generated by operating activities	5,260	10,446
Net cash used in investment activities	-191	-13,926
Net cash generated by financing activities	2,596	11,745
Total net cash generated during the fiscal period	7,665	8,265

Ratios

In millions of Ps,	Dec-18	Jun-18
Liquidity (1)	1.724	1.793
Solvency (2)	0.265	0.284
Restricted capital (3)	0.697	0.714
(1) Current Assets / Current Liabilities
(2) Total Shareholders’ Equity/Total Liabilities
(3) Non-current Assets/Total Assets

Material events of the quarter and subsequent events

October 2018: General Ordinary and Extraordinary Shareholders’ Meeting

On October 29, 2018, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting was held, and the following resolutions were adopted by majority vote:

●
Distribution of 20,656,215 treasury shares, representing 4.1% of the share capital (0.04294551131 shares / ordinary share and 0.4294551131 shares / ADR), to be done on November 12, 2018.

●
Fees payable to the Board of Directors and Supervisory Committee for fiscal year 2018 ended June 30, 2018.

●
Renewal of appointment of regular and alternate directors due to expiration of their terms and appointment of new alternate director.

November 2018: Bond issuance

On November 8, we issued Negotiable Obligations in the local market for the sum of USD 73,6 million at a fixed interest rate of 9% per annum due in 2020, The funds were used to refinance short-term debt.

13

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2018

December 2018: New share repurchase plan

On December 6, 2018, the Board of Directors has approved the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Comisión Nacional de Valores.

(i)
Maximum amount of the investment: Up to ARS 300,000,000.

(ii)
Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, in the form of common shares or American Depositary Shares.

(iii)
Daily limitation on market transactions: Up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.

(iv)
Payable Price: Up to ARS 15.50 per ADS and in the case of common shares, up to a maximum value in ARS equivalent to the maximum price per ADS divided by ten and multiplied by the value of the buyer exchange rate of the Argentine National Bank in force at the time of each repurchase.

(v)
Period in which the acquisitions will take place: : Until 90 days, beginning the day following to the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange.

(vi)
Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company.

During the six-month period ended December 31, 2018, the Company acquired 249,215 common shares (V.N. ARS 1 per share) for a total of ARS 11 million and 240,487 ADS (representing 2,404,870 common shares) for a total of USD 2.8 million (equivalents to ARS 107 million).

EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) result of discontinued operations, (ii) income tax expense, (iii) financial results, net iv) results from participation in associates and joint ventures; and (v) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus net profit from changes in the fair value of investment properties, not realized.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit for the relevant period to EBITDA and Adjusted EBITDA for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2018	2017
Profit for the period	-5,620	11,474
Profit from discontinued operations	-717	-1,291
Income tax expense	-1,921	-3,327
Net financial results	7,950	8,205
Share of profit of associates and joint ventures	717	-78
Depreciation and amortization	3,215	3,066
EBITDA (unaudited)	3,624	18,049
Unrealized gain from fair value of investment properties	6,349	-10,336
Adjusted EBITDA (unaudited)	9,973	7,713

14

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Summary as of December 31, 2018

Prospects for fiscal year

The 2019 Campaign is developing in Argentina under the climatic characteristics of a neutral “el niño” phenomenon, with precipitations level above the average. We expect an increase in the country’s agricultural production greater than 30%, mainly driven by Soybean and Corn. Regarding the markets, in the case of oilseeds, the price trend will be influenced by the development of the trade conflict between China and the US, Should this dispute continue, we would see lower prices in the US and firmer prices in South America due to China's demand orientation towards this origin, while, if resolved, we would see a positive reaction from the Chicago quotes at the expense of the FOB premiums from South America. For cereals, the decline in production in the countries of Europe and Eastern Europe provide support to prices, providing good prospects for their prices.

Given the new agricultural scenario, with more competitive exchange rates in Argentina and Brazil, Cresud plans to plant more than 258,000 hectares in the region and to produce more than 800,000 tons, a historical record. Likewise, the Company is strongly complementing its activity in its own farms with farms leased to third parties in Argentina, Brazil and Bolivia.

Regarding livestock activity, we will focus on improving productivity by minimizing the impact of increased costs due to the economic situation, working efficiently to achieve the highest possible operating margins. We will continue concentrating our cattle production in our own farms, mainly in the Northwest of the country and hoping to continue appreciating the cattle price.

Regarding the transformation and farmland sales, we hope to get the permits to increase the area under development since we have a large area of land reserves in the region with agricultural and / or livestock potential while we will continue to sell the farms that have reached their maximum level of appreciation.

In relation to our urban properties and investments segment, the diversification in real estate assets of our subsidiary IRSA, in Argentina and abroad, including the United States and Israel, protects us from the exchange rate volatility of the last months. We trust in the value of our investment in IRSA and we expect good results for FY 2019.

We believe that companies like Cresud, with many years of experience and great knowledge of the sector, will have excellent opportunities to take advantage in the market, especially considering that our main job is to produce food for a world population that grows and demands it.

Alejandro G. Elsztain
Second Vice-Chairman in exercise
of the presidency

15